Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

HOSPIRA, INC.

and

PREMIER HEALTHCARE SOLUTIONS, INC.

August 4, 2014

i

Exhibits

Exhibit A – Alternative Dispute Resolution

Exhibit B – Example Working Capital Statement

Exhibit C – Form of Assignment of Employee Agreements

Exhibit D – Form of Quitclaim Deed (Assignment of Intellectual Property)

Exhibit E – Transition Services

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of August 4, 2014, is by and between Hospira, Inc., a Delaware corporation (the “Seller”), and Premier Healthcare Solutions, Inc., a Delaware corporation (the “Buyer”). Each of the Seller and the Buyer may be referred to in this Agreement as a “Party” and collectively as the “Parties.”

RECITALS

A. The Seller owns all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of TheraDoc, Inc., a Delaware corporation (the “Company”).

B. The Buyer desires to purchase from the Seller, and the Seller desires to sell to the Buyer, all of the issued and outstanding shares of Common Stock (the “Purchased Shares”).

AGREEMENT

In consideration of the mutual covenants and agreements of the Parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CLOSING; PURCHASE AND SALE

Section 1.01 Closing. Assuming the satisfaction or waiver of all conditions to Closing set forth in Article VI (other than those that can only be satisfied at Closing) (the “Closing Conditions”), the closing of the Transactions (the “Closing”) shall take place at 10:00 a.m. local time on September 1, 2014 or, if all Closing Conditions have not been satisfied or waived prior to September 1, 2014, on the first calendar day of the month following the date upon which the Closing Conditions have been satisfied or waived or such other date and time as may be mutually agreed by the Seller and the Buyer in writing (the “Closing Date”) at the offices of Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, Illinois 60661, and the Closing shall be deemed to occur at 12:01 a.m. Chicago time on the Closing Date or at such other date and time as may be mutually agreed by the Seller and the Buyer in writing.

Section 1.02 Purchase and Sale of Purchased Shares. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Seller shall sell, transfer and convey to the Buyer, and the Buyer shall purchase from the Seller, all of the Purchased Shares, free and clear of all Liens (other than restrictions on transfer under federal and state securities Laws).

Section 1.03 Payment of the Closing Purchase Price. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Buyer shall pay, or cause to be paid, the Closing Purchase Price to the Seller by wire transfer of immediately available funds to an account designated by the Seller.

Section 1.04 Purchase Price Adjustment.

(a) Determination of Closing Adjustment. Not less than five (5) days prior to the anticipated Closing Date, the Seller shall deliver to the Buyer a schedule setting forth its good faith estimate of (i) Closing Cash (“Estimated Closing Cash”), (ii) Closing Working Capital (“Estimated Closing Working Capital”) and (iii) the Closing Indebtedness (“Estimated Closing Indebtedness”).

(b) Determination of Post-Closing Adjustment. As promptly as possible, but in any event within 60 days following the Closing, the Buyer shall deliver to the Seller a schedule (the “Closing Schedule”) setting forth its good faith calculation of (i) Closing Cash, (ii) Closing Working Capital, (iii) the Closing Indebtedness, (iv) the Net Increase, if any, and (v) the Net Decrease, if any. The Closing Schedule, and the calculations of Closing Cash, Closing Working Capital and Closing Indebtedness contained therein, shall entirely disregard (x) any and all effects on the assets or liabilities of the Company resulting from (A) the Transactions, (B) any financing or refinancing arrangements entered into by the Buyer or the Company at any time on or after the Closing Date, or (C) any other transaction entered into by the Buyer or the Company at the direction of the Buyer in connection with the consummation of the Transactions (including any investments in the Company at or after the Closing by the Buyer of cash or other assets), and (y) any of the plans, transactions, or changes which the Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Company or its business or assets. After delivery of the Closing Schedule to the Seller (including during the period of any dispute hereunder with respect to the Closing Schedule or the calculations set forth thereon), the Buyer shall, and shall cause the Company to, assist the Seller and its representatives in their review of the Closing Schedule and the calculations set forth thereon and provide the Seller and its representatives reasonable access to the books, workpapers (including the workpapers of the Buyer’s and the Company’s accountants) and other records (including schedules, memoranda and other documents), supporting data, facilities, accountants and employees of the Buyer and the Company reasonably necessary for purposes of their review of the Closing Schedule and the calculations set forth thereon; provided, that any such access or furnishing of such information shall be conducted during normal business hours under the reasonable supervision of the Buyer’s representatives and in such a manner as not to interfere in any material respect with the normal operations of the Company; and provided, further, that the Seller shall treat all such information as confidential in accordance with Section 4.05 and hereby waives any right to use such information for any purpose other than in connection with the Transactions or any dispute relating thereto.

(c) Disputed Final Adjustment.

(i) Within 45 days following the delivery by the Buyer of the Closing Schedule, the Seller may notify the Buyer in writing (a “Dispute Notice”) whether it disputes the accuracy of the Closing Schedule and the calculations set forth thereon. Any Dispute Notice shall set forth in reasonable detail those items in the Closing Schedule that the Seller disputes and the Seller’s proposed calculation of the disputed items in the Closing Schedule. If the Seller does not deliver a Dispute Notice within such 45-day period, then the calculations of Closing Cash, Closing Working Capital and Closing Indebtedness contained in the Closing Schedule shall be deemed to be accepted by the Seller as final and shall be deemed conclusive and binding on the Buyer and the Seller; provided, however, that, in the event that the Seller or its representatives reasonably request prior to the end of such 45-day period that the Buyer or the Company provide or make available to the Seller or its representatives any papers or documents reasonably related to the Closing Schedule and the calculations set forth thereon within three Business Days after the request therefor, such 45-day period shall be extended by one day for each additional day required for the Buyer or the Company to fully respond to such request; provided further that the Seller shall not be permitted to make more than three such requests.

(ii) If the Buyer disputes all or any portion of the Seller’s proposed modification of the Closing Schedule or the calculations set forth thereon, then the Buyer shall notify the Seller in writing of such dispute setting forth in reasonable detail those items that the Buyer disputes and Buyer’s proposed calculation of the disputed items in Seller’s proposed modification of the Closing Schedule or the calculations set forth thereon, and the Seller and the Buyer shall negotiate in good faith to reach an agreement during the 30-day period immediately following the Buyer’s receipt of the Dispute Notice (and all such discussions related thereto shall, unless otherwise agreed by the Buyer and the Seller, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)). During such negotiation period, the Buyer and the Seller and their respective representatives shall have reasonable access to the books and records of the other Party relating to the Estimated Closing Cash and Estimated Closing Working Capital and the working papers of the other Party’s accountants prepared in connection with the Closing Schedule and the Dispute Notice; provided, that any such access shall be conducted during normal business hours under the reasonable supervision of the other Party’s representatives; and provided, further, that the Seller shall treat all such information as confidential in accordance with Section 4.05 and hereby waives any right to use such information for any purpose other than in connection with the Transactions or any dispute relating thereto.

(iii) If, within the 30-day negotiation period described in Section 1.04(c)(ii), the Buyer and the Seller are unable to reach an agreement on the Closing Schedule and the calculations set forth thereon, they shall promptly thereafter cause a nationally recognized accounting firm reasonably satisfactory to the Buyer and the Seller (the “Accounting Arbitrator”) to review the disputed items or amounts for purposes of calculating Final Closing Cash, Final Closing Working Capital and Final Indebtedness. The Accounting Arbitrator shall, under the terms of its engagement, have no more than 30 days from the date of referral and no more than 10 Business Days from the final submission of information by the Buyer and the Seller within which to render its written decision with respect to the disputed items (and only with respect to any unresolved disputed items set forth in the Dispute Notice), and the calculation of Final Closing Cash, Final Closing Working Capital and Final Indebtedness, as applicable, shall be based solely on the resolution of such disputed items by the Accounting Arbitrator. The Accounting Arbitrator shall review such submissions and base its determination solely on such submissions and upon the terms and conditions of this Agreement (including the method of calculating Closing Cash, Closing Indebtedness and Closing Working Capital as set forth in the definition of such terms under this Agreement). In resolving any disputed item, the Accounting Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the least value for such item claimed by either Party. The decision of the Accounting Arbitrator shall be deemed final and binding upon the Parties and enforceable by any court of competent jurisdiction. Each of the Buyer and the Seller shall bear that percentage of fees and expenses of the Accounting Arbitrator equal to the proportion (expressed as a percentage) of the dollar value of the disputed amounts determined in favor of the other Party by the Accounting Arbitrator. “Final Closing Cash” means the Closing Cash as finally determined pursuant to this Section 1.04 and “Final Closing Working Capital” means the Closing Working Capital as finally determined pursuant to this Section 1.04 and “Final Indebtedness” means the Closing Indebtedness as finally determined pursuant to this Section 1.04.

(d) Post-Closing Payment. Within three Business Days following the determination of Final Closing Working Capital, Final Closing Cash and Final Indebtedness:

(i) the Buyer shall pay the Net Increase, if any, to the Seller by wire transfer of immediately available funds to the account designated in writing by the Seller; or

(ii) the Seller shall pay the Net Decrease, if any, to the Buyer by wire transfer of immediately available funds to the account designated by the Buyer.

(e) Interest. Any amounts required to be paid pursuant to Section 1.04(d) shall bear interest from the date that such payment is required to be made until the date such payment is actually made at 10% per annum.

(f) Exclusive Remedy. The Parties agree that the provisions of this Section 1.04 and the arbitration provisions contemplated hereby shall be the exclusive procedure, exclusive remedy and exclusive forum of the Parties with respect to the matters that are or that may be addressed through the purchase price adjustment contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer that:

Section 2.01 Organization and Corporate Power.

(a) The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company (a) has all requisite corporate power to own (or lease) and operate its properties and to carry on its businesses as now conducted and (b) is, where applicable, duly qualified to do business and is, where applicable, in good standing in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except, in each case, where the failure to be so qualified or in good standing would not have a Material Adverse Effect. The Seller has made available to the Buyer correct and complete copies of the Organizational Documents of the Company as in effect on the date hereof.

Section 2.02 Authorization; Valid and Binding Agreement. The Seller has full corporate power and authority to execute and deliver this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Seller is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Seller is a party by the Seller and the consummation by the Seller of the Transactions have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Seller is a party or to consummate the Transactions. This Agreement constitutes the valid and legally binding obligation of the Seller (assuming the due authorization, execution and delivery of this Agreement by the Buyer), enforceable in accordance with its terms and conditions, subject to the Enforceability Exceptions.

Section 2.03 No Breach. Except as set forth on Schedule 2.03, the execution, delivery and performance by the Seller of this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Seller is a party and the consummation of the Transactions by the Seller do not (a) result in any breach of, constitute (with or without notice or lapse of time or both) a default under, result in a violation of or require any material authorization, consent, approval, exemption or other material action by any third party under the provisions of the Organizational Documents of the Seller or the Company or any Material Contract, Real Property Lease or Company License to which the Company is bound or result in the creation of any Lien upon any material assets of the Company, (b) violate any applicable Law, order, judgment or decree to which the Seller or the Company are subject or (c) require the Seller or the Company to obtain any material Permit or require the Seller or the Company to provide any notice to, make any filing with or obtain any material authorization, consent, approval or exemption from any Governmental Authority under the provisions of any applicable Law to which the Seller or the Company is subject.

Section 2.04 Capitalization; Subsidiaries.

(a) The entire authorized capital stock of the Company consists of 1,000 shares of Common Stock, of which 100 shares are issued and outstanding. All of the issued and outstanding shares of Common Stock are owned by the Seller, have been duly authorized and are validly issued, fully paid and non-assessable. No shares of Common Stock have been issued in violation of preemptive or similar rights. There are no outstanding or authorized options, warrants, stock appreciation or phantom equity rights, purchase rights, subscription rights, preemptive rights, rights of first refusal, registration rights, conversion rights, exchange rights, or other Contracts that require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of shares of Common Stock.

(b) Since December 31, 2010, the Company has not (i) had any Subsidiaries, (ii) owned or held any voting or equity securities in any Person or (iii) been a member of any partnership or a participant in any joint venture or similar arrangement.

Section 2.05 Title to Purchased Shares. The Seller owns beneficially and of record all of the Purchased Shares, free and clear of all Liens (other than restrictions on transfer under federal and state securities Laws). At the Closing, the Seller will sell, transfer and convey to the Buyer valid title to the Purchased Shares, free and clear of all Liens (other than restrictions on transfer under federal and state securities Laws and any Liens created by the Buyer). The Seller is not a party to any voting trusts, proxies, shareholder agreements or other Contracts with respect to any Purchased Shares.

Section 2.06 Financial Statements and Related Matters.

(a) Schedule 2.06(a) sets forth correct and complete copies of (i) the unaudited balance sheet of the Company as of June 30, 2014 (the “Latest Balance Sheet”), and the related unaudited statement of income of the Company for the six months then ended (the “Interim Financial Statements”) and (ii) the unaudited balance sheets of the Company as of December 31, 2012 and as of December 31, 2013 and the related unaudited statement of income of the Company for the fiscal years ended December 31, 2012 and December 31, 2013 (the “Annual Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”). Except as set forth in the footnotes to the Financial Statements or on Schedule 2.06(a), the Financial Statements present fairly and accurately in all material respects the financial condition and results of operations of the Company as of and for the periods referred to therein, in each case, in accordance with GAAP, subject to the next sentence. Notwithstanding the foregoing, the Financial Statements do not contain all of the footnote disclosure required by GAAP, and the Interim Financial Statements are subject to normal year-end and interim adjustments. The Company has no audited financial statements for the fiscal years ended December 31, 2011, 2012 or 2013 or any other period after December 31, 2010. The Company has no statements of cash flow for any of the periods referred to above.

(b) The Company does not have any material liability of a nature that would be required by GAAP to be reflected on a balance sheet of the Company, except for liabilities (i) reflected in, reserved or accrued against or otherwise disclosed in or on the Interim Financial Statements, (ii) incurred since the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice and not more than $100,000 in excess of those set forth in the Interim Financial Statements, (iii) otherwise disclosed in this Agreement or any Schedule hereto, or (iv) set forth on Schedule 2.06(b).

(c) Except as set forth on Schedule 2.06(c), none of the Seller, any of the Seller’s Affiliates or any officer or director of the Seller or the Company or any of their respective Affiliates is party to any Contract with the Company or has any material interest in any property used by the Company.

Section 2.07 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except (a) as set forth on Schedule 2.07, and/or (b) as expressly contemplated by this Agreement, the business of the Company has been operated in all material respects in the ordinary course of business consistent with past practice. Except as set forth on Schedule 2.07 and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet until the date of this Agreement, the Company has not:

(a) borrowed any amount under existing credit lines, except borrowings under such credit lines in the ordinary course of business consistent with past practice;

(b) mortgaged, pledged or subjected to any Lien any of its material assets, except Permitted Liens;

(c) sold, leased, assigned, licensed or transferred any material asset or any material portion of its tangible assets, except in the ordinary course of business consistent with past practice;

(d) sold, leased, assigned, licensed or transferred any Company Owned Intellectual Property, except in the ordinary course of business consistent with past practice or pursuant to Contractual obligations in existence on the date hereof, which Contractual obligations are listed on Schedule 2.11(a) to the extent that such Contractual obligations constitute Material Contracts;

(e) issued, sold, transferred or otherwise encumbered any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(f) declared, set aside or paid any dividend or distribution of property to its equityholders or made any other payment to its equityholders, in each case other than cash or cash equivalents;

(g) made any material capital investment in, or any material loan to, any other Person, except in the ordinary course of business consistent with past practice or in accordance with its existing budget for capital expenditures provided to the Buyer, or failed to make any material capital investment consistent with its existing budget for capital expenditures and in the ordinary course of business consistent with past practice;

(h) made any material changes in any Employee Benefit Plan or made or promised to make any material changes in wages, salary or other compensation with respect to its officers, directors or employees, in each case other than changes made in the ordinary course of business consistent with past practice or pursuant to existing agreements or arrangements or as required to comply with applicable Law;

(i) made a material change in its accounting or Tax methods, practices or policies;

(j) canceled or waived any rights in excess of $100,000 or commenced or settled any litigation involving an amount in excess of $100,000 for any one case;

(k) purchased or sold any real property or entered into a new lease for real property outside the ordinary course of business consistent with past practice;

(l) modified or amended in any material respect or canceled or terminated any Material Contract, other than any renewals or extensions thereof on the same terms and conditions, expirations thereof pursuant to the terms of such Material Contract, or otherwise in the ordinary course of business; or

(m) committed to do any of the foregoing.

Section 2.08 Title to Properties. Except as set forth on Schedule 2.08, the Company has good title to or a valid leasehold or license interest in all of the tangible personal property shown, or required by GAAP to be shown, to be owned or leased by it on the Latest Balance Sheet (except for such personal property sold or disposed of subsequent to the date thereof in the ordinary course of business), free and clear of all Liens, except for Permitted Liens, Liens to be terminated or released in connection with the Transactions and those Liens set forth on Schedule 2.08.

Section 2.09 Real Property.

(a) Leased Real Property. The real property demised by the leases described on Schedule 2.09(a) (the “Real Property Leases”) constitutes all of the real property leased by the Company as of the date hereof (the “Leased Real Property”). With respect to each Real Property Lease, except as set forth on Schedule 2.09(a), (i) neither the Company nor, to the Seller’s Knowledge, any of the other counterparties thereto are in material breach or material default under any such Real Property Lease and (ii) the Real Property Leases are in full force and effect, the Company holds a valid and existing leasehold interest under each such Real Property Leases and the leasehold estates created by the Real Property Leases are held by the Company free and clear of all Liens, except for Permitted Liens. Except for the Real Property Leases, there are no Contracts granting to any Person the right to purchase, use or occupy any of the Real Property or any portion thereof. The Leased Real Property constitutes all real properties currently used or occupied by the Company in connection with the conduct of its business.

(b) Owned Real Property. The Company does not own any real property.

Section 2.10 Taxes. Except as set forth on Schedule 2.10:

(a) The Company has timely filed all income Tax Returns and all other material Tax Returns required by applicable Law to be filed by it on or prior to the date hereof (taking into account all applicable extensions). All such Tax Returns were true, correct, and complete in all material respects. All material Taxes required to be paid by the Company on or prior to the date hereof (whether or not shown on any Tax Return) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(b) The Company has no liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), (ii) as a transferee or successor, (iii) by Contract (except for any Contract entered into in the ordinary course of business customarily containing Tax allocation and gross-up provisions, or (iv) otherwise.

(c) The Company has withheld all material Taxes from payments to employees, agents, contractors, and nonresidents required by applicable Law to be withheld by the Company on or prior to the date hereof and remitted such amounts to the appropriate Governmental Authority.

(d) As of the date hereof, no audits, administrative or judicial proceedings or any other examination by any Governmental Authority of any Tax Return of the Company is in progress or, to the Seller’s Knowledge, threatened. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) The Company has not received a written claim from a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(f) There is no Contract covering any employee or former employee of the Company that will give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code (or any corresponding provision of state, local, or non-US. Tax law).

(g) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) The Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreements, other than any such agreement included in Contracts entered into in the ordinary course of business customarily containing Tax allocation and gross-up provisions, and excluding any Tax sharing agreements described in Section 4.04(h).

(i) The Company is not party to any joint venture, partnership or other Contract that is treated as a partnership for Tax purposes.

(j) There are no Liens for Taxes on any assets of the Company, other than Permitted Liens.

(k) Except as set forth on Schedule 2.10(k), the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as the result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) use of any improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. in tax law) executed on or prior to the Closing Date;

(iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); or

(v) “installment sale” as described in Section 453 of the Code (or any corresponding or similar provision of state, local or non-U.S. tax law) or open transaction disposition, in each case, made on or prior to the Closing Date;

(vi) prepaid amount received on or prior to the Closing Date; or

(vii) election under Section 108(i) of the Code.

(l) Within the past 3 years, the Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(m) The Company is not and has not been a party to any “listed transaction”, as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(n) Since the Company was acquired by the Seller and to the Seller’s Knowledge, during any prior period, neither the Company nor the Seller (with respect to the Company) has received any letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(o) Since the Company was acquired by the Seller, the Seller has not undergone an “ownership change” within the meaning of Section 382(g) of the Code.

The representations and warranties in this Section 2.10 and Section 2.14 (to the extent related to Taxes) constitute the sole and exclusive representations and warranties with respect to any Tax matters of the Company.

Section 2.11 Contracts and Commitments.

(a) Except as set forth on Schedule 2.11(a), as of the date hereof, the Company is not a party to or bound by any Contract of a type described below (such Contracts that are required to be listed on Schedule 2.11(a) are herein referred to as the “Material Contracts”):

(i) any consulting agreement, employment agreement or Contract for the provision of deferred compensation, severance, commissions or bonus payments that provides for annual compensation exceeding $100,000 per year and cannot be terminated by the Company without penalty on notice of 30 days or less, and any collective bargaining arrangement with any labor union;

(ii) any Contract for capital expenditures or the acquisition of fixed assets in excess of $100,000;

(iii) any Contract for the purchase, maintenance or acquisition, or the sale or furnishing of materials, supplies, merchandise, equipment, parts or other property or services requiring remaining aggregate future payments (not including any payments that might be due after renewal of any such Contract) in excess of $100,000 (other than any Contracts with any customer of the Company);

(iv) any Contract with any Top Customer;

(v) any Contract that restricts the right of the Company to engage in any line of business or compete with any Person, including contracts that contain exclusivity, non-competition, “most-favored nation,” non-solicitation or no-hire provisions;

(vi) any Contract under which the Company is lessee of or holds or operates any tangible personal property owned by any other party, for which the annual rent exceeds $100,000;

(vii) any Contract under which the Company is lessor of or permits any third party to hold or operate any tangible personal property, for which the annual rent exceeds $100,000;

(viii) any Contract providing for the payment by the Company of any cash or other compensation as a result of the consummation of the Transactions or Contracts relating to loans by the Company to any officer, director, equity holder, or Affiliate of the Company, other than any such loans made in the ordinary course of business consistent with past practice;

(ix) any Real Property Lease;

(x) any Contract relating to the acquisition or disposition of any business (or the material assets of any Person) under which the Company has any material obligation outstanding;

(xi) any Contract relating to the borrowing of money, or the guaranty of another Person’s borrowing of money or other obligation, including all notes, mortgages, indentures and other obligations, agreements and instruments for or relating to any lending or borrowing;

(xii) any Contract granting any Person a Lien on any material asset or all or any material portion of the assets of the Company other than Permitted Liens and Liens which will be released at the Closing;

(xiii) any Contract, other than as listed on Schedule 2.12(c) or Schedule 2.12(d), under which the Company has granted or received a material license or sublicense or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment in an amount in excess of $100,000 (not including ongoing support and maintenance payments that over time may reach such threshold), other than licenses and/or maintenance and support payments for Commercial Software or for the Company’s software products and related services entered into in the ordinary course of business; or

(xiv) any Contract with any Governmental Authority.

(b) The Company has made available to the Buyer a correct and complete copy of each written Material Contract (or description of the material terms thereof, in the case of oral Material Contracts). With respect to each of the Material Contracts, except as set forth on Schedule 2.11(b), (i) none of the Company or, to the Seller’s Knowledge, any other party thereto, is in material breach of such Material Contract and, to the Seller’s Knowledge, there does not exist under any Material Contract any event which, with or without the giving of notice or the lapse of time or both, would constitute such a material breach, and (ii) to the Seller’s Knowledge, each such Material Contract is valid and in full force and effect in all material respects and constitutes a legal, valid and binding obligation of the Company and the other parties thereto, and is enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 2.12 Intellectual Property.

(a) Schedule 2.12(a) sets forth a list of all (i) trademark and service mark registrations and pending registration applications, Internet domain name registrations and trade names, (ii) current patents and pending patent applications, and (iii) copyright registrations and registration applications, in each case, which are owned by the Company as of the date hereof, including, to the extent applicable, the date of registration or application and name of the country where the registration or application was made (collectively, “Company Registered Intellectual Property”). With respect to Company Registered Intellectual Property and the inventions therein, the Company is the sole owner of all right, title and interest therein and, to the Seller’s Knowledge, except as noted on Schedule 2.12(a), each item of such Company Registered Intellectual Property is valid, subsisting and enforceable.

(b) Schedule 2.12(b) sets forth a list of all material software owned by the Company and necessary to the conduct of the businesses of the Company as currently conducted (“Material Software”). Except for Intellectual Property which is owned by third parties as identified on Schedule 2.12(c) and for Commercial Software, the Company has valid title, right and interest in and to each item of Intellectual Property used by the Company as of the date hereof which is material to the operation of the business of the Company, including Company Registered Intellectual Property (to the extent such Company Registered Intellectual Property as of the date hereof is material to the operation of the business of the Company) and Material Software (collectively, “Company Owned Intellectual Property”), free and clear of any Liens other than Permitted Liens. All Intellectual Property used by the Company which is material to the operation of the business of the Company as currently conducted, including Company Owned Intellectual Property, is herein collectively referred to as “Company Intellectual Property.” Except as set forth on Schedule 2.12(a), with respect to Company Owned Intellectual Property, (i) the Company is the sole owner of all right, title and interest therein and (ii) to the Seller’s Knowledge, each item of such Company Owned Intellectual Property is valid, subsisting and enforceable; provided, that the representations and warranty in this subpart (ii) shall not apply to non-registered items that are not material to the operation of the business of the Company. For clarity, the representations and warranties in subpart (ii) above shall apply to Material Software. The Company Intellectual Property constitutes all of the material Intellectual Property necessary to the conduct of the business of the Company as currently conducted and, to the Seller’s Knowledge, except as set forth on Schedule 2.12(e), the Company is authorized or otherwise has rights to use such Company Intellectual Property for such purposes.

(c) Schedule 2.12(c) sets forth a list of all material license agreements with respect to any Company Intellectual Property to which the Company is a party as of the date hereof (other than Commercial Software), and pursuant to which the Company is authorized or otherwise has the rights to use, reproduce, modify, create derivative works based on, distribute, sell, resell, offer to sell, make, import, license or sublicense any of the Company Intellectual Property owned by third parties (the “Company In-Licenses”). All Company In-Licenses are in full force and effect and, to the Seller’s Knowledge, there is no material default or material breach thereunder by the Company or any third party.

(d) Schedule 2.12(d) sets forth a list of all material license agreements with respect to any Company Intellectual Property to which the Company is a party as of the date hereof (other than licenses entered into in the ordinary course of Company’s business), and pursuant to which the Company has granted to a third party any right with respect to any of the Company Intellectual Property (the “Company Out-Licenses”). All Company Out-Licenses are in full force and effect and, to the Seller’s Knowledge, there is no material default or material breach thereunder by the Company or any third party.

(e) To the Seller’s Knowledge, except as set forth on Schedule 2.12(e), (i) the Company is not infringing, misappropriating or violating, the Intellectual Property of any third party; and (ii) no third party is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property, or any Company Intellectual Property owned by a third party and exclusively licensed to Seller, and no suit, action or proceeding against a third party with respect to the alleged infringement, misappropriation or other violation of any Company Owned Intellectual Property, or any

Company Intellectual Property owned by a third party and exclusively licensed to Seller, is pending or threatened as of the date hereof. Except as set forth on Schedule 2.12(e), there is no suit, action or proceeding pending or, to the Seller’s Knowledge, threatened against the Company as of the date hereof challenging the ownership or the validity or effectiveness of any Company Owned Intellectual Property or alleging infringement, misappropriation or violation of any Intellectual Property of a third party.

(f) The Company has taken reasonably necessary actions to maintain and protect the secrecy and confidentiality of the confidential information, proprietary information, discoveries, inventions and trade secrets of the Company. Except as provided on Schedule 2.12(f), the Company has paid all fees and made all maintenance filings which have heretofore become due to any Governmental Authority with respect to Company Registered Intellectual Property. Except as set forth on Schedule 2.12(f), the Company has and enforces a policy requiring all employees, consultants and contractors of the Company to execute employee and consulting agreements containing confidentiality obligations and all current employees, consultants and contractors have executed such agreements. Except as set forth on Schedule 2.12(f), the Company’s current and former employees, officers, independent contractors and consultants that have created or contributed to the development of any Intellectual Property which is material to the operation of the business of the Company as currently conducted and which is within the scope of their employment or engagement by the Company have (x) entered into an employee or consulting agreement with the Company or the Seller (and, if entered into with the Seller, the Seller, on behalf of itself and its Subsidiaries (as defined in such employee or consulting agreement), has assigned all rights thereunder to the Company) and (y) pursuant to such employee or consulting agreements, have assigned all right, title, interest and ownership of such Intellectual Property (including, without limitation, Company Registered Intellectual Property and Material Software) to the Company.

(g) To the Seller’s Knowledge, no computer system of the Company and no product or service of the Company contains, or has suffered, any material data loss, business interruption or other harm as a result of, any “back door,” “Trojan horse,” “worm,” or “virus” (as these terms are commonly used in the computer software industry) or other software routine or hardware components intentionally designed to permit any unauthorized activities.

(h) Except as disclosed on Schedule 2.12(h), and except to the extent Open Source Materials have been included in any product from a third party which is not embedded or incorporated into, or linked or combined with a distributed Company product or a Company product accessible by a third party, the Company has not: (i) incorporated or embedded any Open Source Materials into, or linked or combined Open Source Materials with, any Company products; (ii) modified any Open Source Materials in conjunction with any other software distributed by the Company; or (iii) otherwise used any Open Source Materials in connection with any Company products; in any event where such actions that create, or purport to create, obligations for the Company (A) to provide source code or object code free of charge or otherwise disclose source code to third parties (other than the Open Source Materials) or (B) with respect to any Company Owned Intellectual Property, to grant to any third party any rights or immunities under any Intellectual Property Law.

(i) Except for Commercial Software, the Company Intellectual Property owned or used by the Company immediately prior to the Closing will be owned or available for use by the Company immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company immediately prior to the Closing.

(j) The Company is not, and has not been, a member of, nor is it obligated to, license or disclose any Intellectual Property to, any official or de facto standards setting or similar organization or to any organization’s members.

(k) The Company maintains policies and procedures regarding proprietary or confidential information (other than as required by Privacy Laws or the subject of Privacy Laws) that are commercially reasonable and in material compliance with all contractual obligations to its customer.

Section 2.13 Litigation. Except as set forth on Schedule 2.13, as of the date hereof, there are no material actions, suits or proceedings pending or, to the Seller’s Knowledge, threatened against or affecting the Company or the Purchased Shares, at law or in equity, before or by any Governmental Authority. The Company is not subject to any outstanding judgment, order or decree of any Governmental Authority. The Seller is not subject to any outstanding judgment, order or decree of any Governmental Authority affecting the Purchased Shares.

Section 2.14 Employee Benefit Plans.

(a) Schedule 2.14(a) sets forth a list of each Employee Benefit Plan, in each case, as of the date hereof. The Seller has made available to the Buyer correct and complete copies of (i) each such written Employee Benefit Plan, (ii) the most recent determination letter, ruling or notice issued by any Governmental Authority with respect to each Employee Benefit Plan, if any, (iii) the Form 5500 Annual Report (or evidence of any applicable exemption) for the three most recent plan years (to the extent such forms are required for any Employee Benefit Plan) and (iv) the most recent summary plan description relating to any Employee Benefit Plan. A description of the material terms of any unwritten Employee Benefit Plan in existence on the date hereof is set forth on Schedule 2.14(a).

(b) Except as set forth on Schedule 2.14(b):

(i) Since December 31, 2010, each such Employee Benefit Plan has been established, maintained, funded and administered in compliance with its terms and all applicable Laws (including, to the extent applicable, the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code), except as would not result in a material Loss to the Company, and as of the date hereof, the Seller and the Company are in compliance, in all material respects, with all applicable provisions of ERISA, the Code, and other applicable Laws, in each case as they relate to any Employee Benefit Plan.

(ii) Other than routine claims for benefits, there is no action, suit or proceeding pending or, to the Seller’s Knowledge, threatened in writing against the Company arising out of any such Employee Benefit Plan. Except as would not result in material liability to the Company, no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) have occurred with respect to any Employee Benefit Plan or any employee benefit plan maintained by an ERISA Affiliate. Except as would not result in material liability to the Company, no “fiduciary” (as defined in Section 3(21) of ERISA) has breached any fiduciary duty with respect to the administration or investment of the assets of any Employee Benefit Plan.

(iii) Each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable and up-to-date determination letter or prototype opinion letter from the IRS and, to Seller’s Knowledge, there are no existing circumstances likely to result in the revocation of any such determination letter or prototype opinion letter of any such Employee Benefit Plan.

(iv) Neither the Company nor any ERISA Affiliate maintains or has ever maintained an Employee Benefit Plan which is a defined benefit pension plan subject to Section 412 or 430 of the Code or Title IV of ERISA.

(v) Neither the execution, delivery nor performance of this Agreement by the Seller, nor the consummation of the Transactions by the Seller, will (A) entitle any employee of the Company to any severance, separation, change in control, termination, bonus, retention, or other additional compensation or benefits; or (B) cause or result in the accelerated vesting, funding or deliver of, or increase the amount or value of, any compensation or benefit to any employee of the Company. The Company does not have any actual or potential obligations to reimburse or otherwise “gross-up” any Person for any excise Tax under Section 4999 of the Code.

(vi) All contributions and premium payments that are due under any Employee Benefit Plan have been made within the time periods prescribed by ERISA and the Code, and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made to each Employee Benefit Plan or will be accrued on the Closing Schedule.

(vii) No Employee Benefit Plan provides for post-retirement health, medical, life insurance or other welfare benefits for any Relevant Employee (except for limited continued medical benefit coverage for former employees, their spouses and other dependents as required to be provided under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”)). The Company and each ERISA Affiliate have complied in all material respects with the requirements of COBRA and any similar state law.

(viii) No amounts under any agreement, contract, plan or other arrangement – whether or not written and whether or not an Employee Benefit Plan – to which the Company is a party that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is subject to additional taxes and interest under Section 409A of the Code. The Company does not have any actual or potential obligations to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Section 409A of the Code.

(ix) None of the Seller, the Company nor any ERISA Affiliate contributes to, has ever contributed to, or has any obligation to contribute to, any Multiemployer Plan.

(c) Section 2.10 and this Section 2.14 constitute the sole and exclusive representations and warranties with respect to any matters relating to any Employee Benefit Plan.

Section 2.15 Compliance with Laws; Permits.

(a) Except as set forth on Schedule 2.15(a), since December 31, 2010, the Company has been in compliance in all material respects with all Laws applicable to the Company. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has filed, maintained and obtained all notices, applications, reports, documents, forms, notifications, submissions, supplements, amendments or other information required to be filed by it, and all such items were complete and correct on the date filed, or have been subsequently corrected or supplemented. Since December 31, 2010, the Company has not received written or, to the Seller’s Knowledge, oral notice from any Governmental Authority of the Company’s potential or actual material non-compliance with or liability under applicable Laws.

(b) Except as set forth on Schedule 2.15(b), the Company holds all material Permits necessary for the conduct of the Company’s business as currently conducted, as issued by the appropriate state, federal, or foreign regulatory agencies or bodies. All of such material Permits are listed on Schedule 2.15(b) and have been made available to the Buyer. The Company is in compliance in all material respects with the requirements of such Permits. Each such Permit is in full force and effect and, since December 31, 2010, the Company has not received any written or, to the Seller’s Knowledge, oral notice to the contrary, including regarding any proceeding relating to the revocation or modification of, or non-compliance with, any material Permit, including an issuance of notice of violation and potential enforcement action by the United States Food and Drug Administration (the “FDA”) or a notice of action or non-compliance from any applicable foreign regulatory agency. There are no outstanding adverse judgments, decrees or orders that have been issued or, to the Seller’s Knowledge, threatened against the Company from any state, federal or foreign government and/or administrative healthcare body or agency (including the FDA), which could reasonably be expected to result in a Material Adverse Effect. With respect to material Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has filed, maintained and obtained all notices, applications, reports, documents, forms, notifications, submissions, supplements, amendments or other information required to be filed by it, and all such items were complete and correct on the date filed, or have been subsequently corrected or supplemented.

Section 2.16 Environmental Matters. Except as set forth on Schedule 2.16:

(a) Since December 31, 2010, the Company has been in compliance in all material respects with all applicable Environmental Laws.

(b) The Company possesses all material Permits required under applicable Environmental Laws to be possessed by it with respect to the conduct of its business as presently conducted, and is in compliance in all material respects with the requirements of such Permits.

(c) Since December 31, 2010, the Company has not received any written or, to the Seller’s Knowledge, oral notice from any Governmental Authority that alleges that the Company is in material violation of any Environmental Law or has any material liability arising under applicable Environmental Laws, the subject of which is unresolved.

(d) The Company is not subject to any outstanding material judgment, order or decree of any Governmental Authority under Environmental Laws with respect to which the Company has any future obligations.

Section 2.17 Employees.

(a) The Seller has provided to the Buyer a complete list of all employees of the Company as of July 29, 2014, along with the job title, location, classification (i.e., exempt or non-exempt), status (e.g., part time, full time, seasonal or temporary), bargaining unit (if any), and the hourly or salary rate of compensation of each such employee as of such date. Schedule 2.17(a) sets forth a complete list of all non-employee workers, including all independent contractors that have provided services of any kind to the Company since January 1, 2013.

(b) The Company is not now, and for the last three years has not been, the subject of an actual or threatened (i) labor strike, labor dispute, walkout, work stoppage, slow-down or lockout, (ii) proceeding asserting that the Company has committed an unfair labor practice or (iii) proceeding by which any individual or entity seeks or sought to compel the Company to bargain with any labor union or labor organization, or (iv) to the Seller’s Knowledge, union organizing campaign involving the Company’s employees.

(c) Except as set forth on Schedule 2.17(c), the Company is not now and for the last three (3) years has not been, a party to, or bound by, any collective bargaining or other Contract with a labor organization.

(d) Except as set forth on Schedule 2.17(d), (i) the Company is in compliance in all material respects with all applicable Laws and orders relating to the employment of workers, including without limitation the National Labor Relations Act, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964 as amended, Executive Order 11246, the Occupational Safety and Health Act, and (ii) there have been no claims, charges, complaints, demands made, or, to the Seller’s Knowledge, threatened to be made, before any Governmental Authority with respect to any alleged violation of any such applicable Laws in the last three years.

(e) Except as set forth on Schedule 2.17(e), the Company has properly completed a U.S. Citizenship and Immigration Services Form I-9 for each current employee, and the Company has been for the past three years in material compliance with all applicable Laws governing work authorization in the United States covering the Company’s employees.

(f) Except as set forth on Schedule 2.17(f), each Person providing services to the Company is, and for the past three years has been, properly classified for all purposes under the Code and ERISA and is, and for the past three years has been, properly classified as either exempt or nonexempt under the Fair Labor Standards Act and its applicable state Law equivalents.

(g) The Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (as amended, the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and the Company has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. Except as set forth on Schedule 2.17(g), no employee of the Company has suffered an “employment loss” (as defined in the WARN Act) more recently than six months prior to the date hereof.

Section 2.18 Brokerage. Neither the Seller nor the Company has any liability or obligation to pay any brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any Contract made by or on behalf of the Seller or the Company prior to the Closing Date.

Section 2.19 Officers and Directors. Schedule 2.19 lists all of the officers and directors of the Company.

Section 2.20 Bank Accounts. Schedule 2.20 lists: (a) all of the bank accounts of the Company (including lock boxes and safe deposit boxes); (b) the names of all Persons authorized to draw thereon or to have access thereto and the names of all Persons, if any, holding powers of attorney from the Company; and (c) all instruments or agreements to which the Company is a party as an endorser, surety or guarantor, other than checks endorsed for collection or deposit in the ordinary course of business.

Section 2.21 Customers and Suppliers. Schedule 2.21 sets forth a true and complete list of (a) the 20 largest customers of the Company, by dollar volume of sales for the fiscal years ended December 31, 2012 and December 31, 2013 and for the three-month period ended March 31, 2014 (the “Top Customers”) and (b) the five largest suppliers, vendors and service providers to the Company, by dollar volume of payments for the fiscal year ended December 31, 2013 and for the three-month period ended March 31, 2014 (the “Top Suppliers”).

Except as set forth on Schedule 2.21, since December 31, 2013, the Company has not received any written or, to the Seller’s Knowledge, oral notice from (a) any Top Customer to the effect that such Top Customer will or has threatened to cease purchasing products or services from the Company or (b) any Top Supplier to the effect that such Top Supplier will or has threatened to cease providing supplies, materials or services to the Company.

Section 2.22 Insurance. Schedule 2.22 lists (a) each material insurance policy to which the Company is a party, a named insured or otherwise the beneficiary of coverage and (b) a description of any claims made by or on behalf of the Company thereunder that are currently unresolved. All such insurance policies are in full force and effect. To the Seller’s Knowledge, the Company is not in default with respect to its obligations under any such insurance policies. To the Seller’s Knowledge, the Company and its assets and properties are insured in amounts no less than as required by applicable Law and any Material Contract to which the Company is a party.

Section 2.23 Future Obligations. Except as set forth on Schedule 2.23, the Company has no, and, after the Closing, neither the Company nor the Buyer shall have any, material liabilities, obligations or covenants under any Contract relating to the acquisition or disposition of any business (or the material assets of any Person), including that certain Agreement and Plan of Merger, dated as of December 29, 2009, by and between the Seller, the Company and Hospira Jazz Corp., a Delaware corporation.

Section 2.24 Healthcare Compliance.

(a) Since December 31, 2010, the Company has been, and is presently, in compliance in all material respects with all applicable healthcare laws applicable to the Company, including, without limitation, Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395hhh (the Medicare statute), including specifically, the Ethics in Patient Referrals Act, as amended, or “Stark Law,” 42 U.S.C. § 1395nn; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396v (the Medicaid statute); the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, as amended, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusion Laws, 42 U.S.C. § 1320a-7; the Health Insurance Portability and Accountability Act of 1996; and all applicable implementing regulations, rules, ordinances, and corresponding statutes and applicable regulations in the states and territories in which the Company operates its business, that address the subject matter of the foregoing.

(b) Since December 31, 2010, neither the Company nor any of its officers, directors, managers or employees have engaged in any activities that are prohibited under 42 U.S.C. §§ 1320a-7 et seq., or the regulations promulgated thereunder, or which are prohibited by applicable rules of professional conduct.

Section 2.25 HIPAA. To the Seller’s Knowledge, (a) there have been no material complaints by any Person regarding either the Company’s or a Subcontractor’s compliance with the regulations promulgated by the United States Department of Health and Human Services pursuant to the Health Insurance Portability and Accountability Act of 1996, as

amended by the Health Information Technology for Economic and Clinical Health Act, and their respective applicable implementing regulations, as amended (collectively, “HIPAA”); (b) there have been no, and there are no pending, investigations by the Office for Civil Rights, with respect to HIPAA compliance by the Company or any Subcontractor; and (c) since September 23, 2009, neither the Company nor any Subcontractor has experienced any breach (as defined at 45 C.F.R. § 164.400 et seq.) of “protected health information” (as defined at 45 C.F.R. § 160.103). Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.25 constitute the sole and exclusive representations and warranties of the Seller relating to HIPAA matters.

Section 2.26 Data Privacy. To the Seller’s Knowledge, since December 31, 2010, the Company has not experienced any incident in which “personal information” (as defined by applicable state and federal Laws) or other confidential data of any Person was stolen or improperly accessed. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties in this Section 2.26 constitute the sole and exclusive representations and warranties of the Seller relating to privacy matters.

Section 2.27 No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE II, THE SELLER MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY REGARDING THE COMPANY, ITS BUSINESS, ASSETS OR LIABILITIES, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND THE SELLER HEREBY DISCLAIMS ANY SUCH REPRESENTATIONS OR WARRANTIES.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Seller that:

Section 3.01 Organization. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).

Section 3.02 Authorization; Valid and Binding Agreement. The Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Buyer is a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Buyer is a party by the Buyer and the consummation by the Buyer of the Transactions have been duly authorized by all necessary action, and no other proceedings on the part of the Buyer and no equityholder votes are necessary to authorize this Agreement and the other agreements, certificates, and documents contemplated hereby to which the Buyer is a party or to consummate the Transactions. This Agreement constitutes the valid and legally binding obligation of the Buyer (assuming the due authorization, execution and delivery of this Agreement by the Seller), enforceable in accordance with its terms and conditions, subject to the Enforceability Exceptions.

Section 3.03 No Breach; Consents. The execution, delivery and performance by the Buyer of this Agreement and the other agreements, certificates and documents contemplated hereby to which the Buyer is a party, the consummation of the Transactions do not (a) result in any breach of, constitute a default under, result in a violation of or require any material authorization, consent, approval, exemption or other material action by any third party under the provisions of the Buyer’s Organizational Documents, (b) result in any breach of, constitute a default under or result in a violation of the provisions of any material contract or material agreement to which the Buyer is a party or bound, (c) violate any applicable Law, order, judgment or decree to which the Buyer is subject or (d) require the Buyer to obtain any Permit or require the Buyer to provide any notice to, make any filing with or obtain any material authorization consent, approval or exemption from any Governmental Authority under the provisions of any applicable Law to which the Buyer is subject.

Section 3.04 Litigation. There are no actions, suits or proceedings pending or, to the Buyer’s knowledge, threatened in writing against or affecting the Buyer at law or in equity, or before or by any Governmental Authority, which would adversely affect the Buyer’s performance under this Agreement or the consummation of the Transactions.

Section 3.05 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Buyer.

Section 3.06 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection with the Transactions, assuming that the representations and warranties contained in Article II are true and correct in all material respects, none of the Buyer or the Company will: (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 3.07 WARN Act. The Buyer has no present plans or intention to carry out after the Closing any facility closing or mass layoff that would require notification under or otherwise violate the WARN Act or any equivalent state or local Law at any facility of the Company.

Section 3.08 Independent Investigation. The Buyer (a) has conducted an independent investigation of the Company, its business operations, assets, liabilities, results of operations, financial condition and prospects in making its determination as to the propriety of the Transactions and entering into this Agreement and (b) has relied solely on the results of said investigation and on the representations and warranties expressly contained in Article II (including the Disclosure Schedules) of this Agreement. THE BUYER ACKNOWLEDGES AND AGREES THAT THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II BY THE SELLER CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLER TO THE BUYER IN

CONNECTION WITH THE TRANSACTIONS, AND THE BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION OR PROJECTIONS, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE) ARE SPECIFICALLY DISCLAIMED BY THE SELLER. In connection with the Buyer’s investigation of the Company, the Buyer acknowledges and agrees that it has received from or on behalf of the Company certain estimates, projections and other forecasts and plans. The Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, plans and forecasts), and that the Buyer shall have no claim against the Seller with respect thereto, except to the extent expressly contained in Article II of this Agreement. Accordingly, the Buyer acknowledges and agrees that, except to the extent expressly contained in Article II of this Agreement, the Seller makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections, plans and forecasts). The Buyer agrees that, except in the case of fraud or to the extent expressly contained in Article II of this Agreement, neither the Seller nor any other Person will have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any estimates, projections and other forecasts and plans or other information regarding the Company or its business.

ARTICLE IV

POST-CLOSING AGREEMENTS AND COVENANTS

Section 4.01 Access to Books and Records.

(a) From and after the Closing, the Buyer shall, and shall cause the Company to, provide the Seller and its authorized representatives with reasonable access, during normal business hours, to the books, records (including accountants’ work papers), properties, facilities and employees of the Company with respect to periods prior to the Closing Date and/or in connection with any matter relating to or arising out of this Agreement and/or the Transactions (relating to periods prior to the Closing Date). Unless otherwise consented to in writing by the Seller, the Buyer shall not permit the Company, for a period of seven years following the Closing Date, to destroy, alter or otherwise dispose of any of its books and records, or any portions thereof, relating to periods prior to the Closing Date and/or matters relating to this Agreement and the Transactions without first giving at least 30 days’ prior written notice to the Seller and offering to surrender to the Seller such books and records or such portions thereof.

(b) From and after the Closing, the Seller shall provide the Buyer and its authorized representatives with reasonable access, during normal business hours, to the books, records (including accountants’ work papers), properties, facilities and employees of the Seller with respect to periods prior to the Closing Date with respect to any matter relating to the Company, to the extent reasonably necessary for the Buyer or its Affiliates to comply in a timely manner with the reporting obligations required by the Securities and Exchange Commission, NASDAQ, and the Securities Act of 1933, as amended. Unless otherwise consented to in writing by the Buyer, the Seller shall not, for a period of three years following the Closing Date, destroy, alter or otherwise dispose of any of its books and records, or any portions thereof, relating to periods prior to the Closing Date with respect to the Company and/or matters relating to this Agreement and the Transactions without first giving at least 30 days’ prior written notice to the Buyer and offering to surrender to the Buyer such books and records or such portions thereof.

(c) Notwithstanding anything to the contrary contained in this Section 4.01, except to the extent required by Law, in no event shall the Seller or the Buyer be required to make available to the other its respective books and records or any other information in connection with any lawsuit, arbitration or other proceeding in which the Seller, on the one hand, and the Buyer, on the other hand, are adverse to each other with respect to one or more claims made in such lawsuit, arbitration or other proceeding.

Section 4.02 Director and Officer Liability and Indemnification.

(a) During the period from the Closing until the six year anniversary of the Closing Date, each of the Buyer and the Company shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted by applicable Law, each person who was or is or becomes, or is threatened to be made, a party to or witness or other participant in, or was or is or becomes obligated to furnish or furnishes documents in response to a subpoena or otherwise in connection with any threatened, pending or completed claim, action, suit, proceeding, arbitration or alternative dispute resolution mechanism, investigation, inquiry, administrative hearing, appeal or any other actual, threatened or completed proceeding, whether brought in the right of a Covered Party (as defined below) or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative, arbitrative or investigative nature (each, an “Indemnification Event”) by reason of the fact that such person is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, a director or officer of the Company (the “Covered Parties”), from (x) any and all fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating, printing and binding costs, telephone charges, postage and delivery service fees and all other disbursements or expenses of any type or nature whatsoever reasonably incurred by a Covered Party (including reasonable attorneys’ fees), and (y) any and all losses, claims, damages, liabilities, judgments, fines, penalties, settlement payments, awards and amounts of any type whatsoever incurred by such Covered Party in connection with or arising from any Indemnification Event arising out of or pertaining to the fact that the Covered Party is or was an officer or director of the Company (including the taking of any action or the failure to take any action as a director or officer of the Company in connection with the Transactions), whether asserted or claimed prior to, at or after Closing. Each Covered Party will be entitled, subject to applicable Law, to advancement of expenses incurred in the defense of or other participation in any such claim, action, suit, proceeding or investigation from each of the Buyer and the Company within 10 Business Days of receipt by the Buyer or the Company from the Covered Party of a request therefor; provided, however, that any person to whom expenses are advanced provides an undertaking, to the extent required by the Delaware General Corporation Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) During the period from the Closing until the six year anniversary of the Closing Date, (i) the Buyer shall cause the Organizational Documents of the Company to contain provisions with respect to indemnification and exculpation no less beneficial to the Covered Persons as set forth in the Organizational Documents of the Company on the Closing Date (unless prohibited by law), and (ii) the Buyer shall not, and shall not permit the Company to amend, repeal or modify any provision in the Organizational Documents of the Company relating to the exculpation or indemnification of any Covered Person in any way that decreases or restricts the Company’s obligations or the Covered Persons’ rights thereunder (unless required by law), it being the intent of the Parties that the Covered Persons shall continue to be entitled to such exculpation and indemnification to the full extent of the Law.

(c) In the event that after the Closing Date, the Buyer or the Company, or their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, reasonable and proper provision shall be made so that the successors and assigns of the Buyer or the Company, as the case may be, honor the indemnification and other obligations of such Persons (to the extent allowed by Law), including under this Section 4.02.

(d) The provisions of this Section 4.02 are intended to be for the benefit of, and shall be enforceable by, each Covered Person.

Section 4.03 Employee Benefits.

(a) Continuation of Employment. Except for voluntary resignations, retirements, deaths and terminations by the Company for cause, the Buyer shall cause the Company to continue to employ each of the key employees listed on Schedule 4.03 (the “Key Employees”) and at least 90% of the employees of the Company that are not Key Employees as of the Closing Date at no less favorable compensation and non-equity incentive compensation, and with a benefits package substantially comparable in the aggregate to the benefits package provided by the Company as of the date hereof (unless such modification is instituted as part of Buyer-wide cost control financial austerity measures), until the first anniversary of the Closing Date. The Buyer shall be solely responsible for all termination and severance benefits, costs, charges and liabilities of any nature incurred with respect to the termination of a Company Employee after the Closing, including any claims arising out of or relating to any breach of this Section 4.03.

(b) No WARN Actions. Neither the Buyer nor the Company shall, at any time within the 90-day period after the Closing Date, cause or effectuate any action, which (when taken in conjunction with events that occurred prior to the Closing Date) is a “plant closing” or “mass layoff”, as those terms are defined in the WARN Act, affecting in whole or in part any site of employment facility, operating unit or employee covered by this Agreement. In the event of a claim that, within such 90-day period, there has been a “plant closing” or “mass layoff”, as those terms are defined in the WARN Act, the Buyer or the Company, as applicable, shall indemnify and hold harmless the Seller Indemnified Parties for any liability, including without limitation costs and reasonable attorney’s fees, incurred by the Seller Indemnified Parties as a result of such a claim.

(c) Continuation of Employee Benefits. Except where a duplication of benefits would result, the Buyer agrees to give the Company Employees service credit for all periods of employment with the Company prior to the Closing Date for all purposes under any welfare or other employee benefit plans adopted or maintained by the Buyer or the Company on or after the Closing Date. The Buyer agrees to waive, and cause the Company to waive (in each case to the extent allowed by applicable Law), any limitations regarding preexisting conditions for the Company Employees to the extent satisfied or waived under a corresponding employee benefit plan of the Seller prior to the Closing and to the extent that such Company Employee was covered by an employee benefit plan of the Company and/or any other Person for at least 12 consecutive months prior to the Closing (or, in the case of Company Employees employed by the Company or any other Person for less than 12 months prior to Closing, the duration of such Company Employee’s employment with the Company and/or such other Person), and to give full credit for any co-payments made and deductibles fully or partially satisfied prior to the Closing Date with respect to all employee benefit plans sponsored or maintained by the Seller as of the Closing Date and under any welfare or other employee benefit plans maintained by the Buyer or the Company on or after the Closing Date. Subject to applicable Law, promptly after the Closing Date, the Buyer shall permit each Company Employee employed by Buyer to roll over the account balances, in cash, of such Company Employee under the Seller’s 401(k) Plan (the “Seller 401(k) Plan”) to the Buyer’s 401(k) Plan (which is designed to qualify under Section 401(a) and 401(k) of the Code) (the “Buyer 401(k) Plan”).

(d) No Third Party Beneficiary Rights. This Section 4.03 is not intended to, and shall not be deemed to confer, any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. Except as set forth in Section 4.03(a), nothing in this Agreement is intended to, or shall be interpreted to, create any right of employment or service or continued employment or service or any term or condition of employment or service for (i) any employee of the Company or (ii) any other Person or otherwise limit the ability of the Company, the Buyer or any of their Affiliates to terminate the employment or service of any such employee or other Person at any time with or without reason. Except as set forth in Section 4.03(a), nothing contained in this Agreement shall (i) require the Buyer or any of its Affiliates (including, after the Closing, the Company) to maintain or continue any specific benefit or compensation plan, program, agreement or arrangement, (ii) be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement, or (iii) limit the right of the Buyer or any of its Affiliates (including, after the Closing, the Company) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 4.04 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) The Buyer shall, at its sole cost and expense, timely prepare or cause to be timely prepared and timely file or cause to be timely filed all Tax Returns of the Company that are due after the Closing Date (other than income Tax Returns for taxable periods of the Company ending on or before the Closing Date and other than any Tax Returns for an Affiliated Group in which the Company was included for any Pre-Closing Tax Period) (the “Buyer Prepared Returns”). To the extent that a Buyer Prepared Return relates to a Pre-Closing Tax Period or a Straddle Period, such Tax Returns shall be prepared on a basis consistent with existing procedures and practices and accounting methods of the Company , except as required by applicable Law, and, to the extent applicable, the conventions provided in Section 4.04(a)(iv). At least 30 days prior to the due date of any Buyer Prepared Return that relates to a Pre-Closing Tax Period or Straddle Period, the Buyer shall submit a draft of such Tax Return to the Seller for its review and comment. The Buyer shall cause the Company to incorporate any reasonable comments made by the Seller in such Tax Return when it is actually filed.

(ii) The Seller shall, at its sole cost and expense, timely prepare or cause to be timely prepared and timely file or cause to be timely filed all income Tax Returns of the Company for taxable periods of the Company ending on or before the Closing Date that are filed on or after the Closing Date (the “Seller Prepared Returns”). All Seller Prepared Returns shall be prepared on a basis consistent with existing procedures and practices and accounting methods of the Company, except as required by applicable Law, and, to the extent applicable, the conventions provided in Section 4.04(a)(iv). If any Seller Prepared Return relates solely to the Company, and is not a federal consolidated income Tax Return or any other Tax Return for an Affiliated Group, then at least 30 days prior to the due date of such Seller Prepared Return, the Seller shall submit a draft of such Seller Prepared Return to the Buyer for its review and comment. The Company shall incorporate any reasonable comments made by the Buyer in such Tax Return when it is actually filed.

(iii) The Buyer shall not, and shall not allow the Company to, amend any Tax Return of the Company for a Pre-Closing Tax Period or a Straddle Period without the prior written consent of the Seller, not to be unreasonably withheld or delayed. Notwithstanding the preceding sentence, the determination of whether to amend any federal consolidated income Tax Return, or any other Tax Return for an Affiliated Group, in which the Company was included for any Pre-Closing Tax Period shall be the sole decision of the Seller, provided that, without the Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed) the Seller shall not amend any such Tax Return, if it would reasonably be expected to increase the Taxes of the Company for any Tax Period beginning after the Closing Date.

(iv) The Buyer and the Seller agree with respect to certain Tax matters as follows:

(A) to treat (and have the Company treat) any Transaction Deductions paid or accrued on or before the Closing as deductible in a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) and no Party shall apply (or allow the Company to apply) the “next day rule” under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) to such deductions;

(B) to treat (and have the Company treat) any gains, income, deductions, losses, or other items realized by the Company resulting from any transactions consummated at the direction of the Buyer at or following the Closing as occurring on the day after the Closing Date and to utilize (and cause the Company to utilize) the “next day rule” in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) for purposes of reporting such items on applicable Tax Returns;

(C) that no election shall be made by any Party (or the Company) under Treasury Regulation Section 1.1502-76(b)(2) (or any similar provision of state, local, or non-U.S. Law) to ratably allocate items incurred by the Company;

(D) that no election under Code Sections 338 or 336 shall be made with respect to the acquisition of the Purchased Shares;

(E) that, to the extent such election is available, the Seller shall make an election under Treasury Regulation Section 1.1502-36(d)(6) to reduce the Seller’s basis in the Purchased Shares such that the Company’s attributes are not subject to reduction under Treasury Regulation Section 1.1502-36(d);

(F) that, to the extent such election is available and applicable, the Seller shall file a protective election under Treasury Regulation Section 1.1502-95(f) to apportion all or a portion of the Seller’s consolidated section 382 limitation, equal to the lesser of $8.8 million or the total amount of such limitation, occurring between 2009 to the date of the Closing to the Company; and, at Seller’s request, Buyer shall cause the Company to join with Seller in making any election, and entering into any agreement with the Seller, required under Treasury Regulation Section 1.1502-95(f);

(G) that no election shall be made to waive the carry back of any net operating loss or other Tax attribute or credit realized in a Pre-Closing Tax Period; and

(H) to treat any indemnification payments as adjustments to the Purchase Price (to the extent permitted by applicable Law).

Unless otherwise required by a determination of a Governmental Authority that is final, the Buyer shall not, and shall cause the Company not to, file a Tax Return that is inconsistent with any agreement pursuant to this Section 4.04(a)(iv), and the Buyer shall not, and shall cause the Company not to, take any position during the course of any Tax Contest or other audit or proceedings that is inconsistent with any agreement pursuant to this Section 4.04(a)(iv).

(b) Straddle Period Tax Returns. To the extent permissible under applicable Laws, the Parties agree to elect (and have the Company elect) to have each Tax year of the Company end on the Closing Date and, if such election is not permitted or required in a jurisdiction such that the Company is required to file a Tax Return for a Straddle Period, the Parties agree to use the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date: (i) in the case of any Taxes based on or measured by income, gain, profits, receipts or net worth of the Company, or any employment, social security, use or other similar Taxes, or any sales, withholding or similar transaction-based Taxes, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as if the Company filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date and (ii) in the case of any other Tax, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i), any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period.

(c) Cooperation on Tax Matters. The Seller and the Buyer shall (and the Buyer shall cause the Company to) (i) assist in the preparation and timely filing of any Tax Return of the Company, (ii) assist in any audit or other proceeding with respect to the Tax Returns or Taxes of the Company, (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Company, (iv) provide any information reasonably required to allow the Seller, the Buyer, or the Company to comply with any information reporting contained in the Code or other applicable Laws and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. Without limiting the generality of the foregoing, Buyer shall retain, and shall cause the Company to retain, and the Seller shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same. Each Party shall bear its own expenses in complying with the foregoing provisions.

(d) Transfer Taxes. The Buyer shall be responsible for and pay any documentary, stamp, stock transfer, or similar Tax imposed on the Company or the Seller as a result of the Transactions and any related penalties or interest (collectively, “Transfer Taxes”).

(e) Tax Contests.

(i) If any Governmental Authority issues to the Company a notice of deficiency, or of its intent to audit or conduct another proceeding with respect to a Tax Return or Taxes of the Company, either (1) for any Pre-Closing Tax Period or Straddle Period; (2) that could give rise to a liability for which the Seller is responsible under this Agreement; or (3) that could adversely affect the Tax liability of the Seller for any taxable period, then the Buyer shall notify the Seller of its receipt of such communication from the Governmental Authority within 10 days of receipt and provide the Seller with copies of all correspondence and other documents received from the Governmental Authority. The Buyer shall control any audit or other proceeding in respect of any Taxes or Tax Returns of the Company (a “Tax Contest”); provided, however, the Seller, at its sole cost and expense, shall (x) have the right to control (including the settlement or resolution thereof and the selection of counsel) any Tax Contest to the extent it relates to income Taxes for a Pre-Closing Tax Period; and (y) have the right to participate in any other Tax Contest described above (a “Covered Tax Contest”). The Buyer shall not, and shall not allow the Company to, settle, resolve, or abandon any Covered Tax Contest without the prior written consent of the Seller (which shall not be unreasonably withheld, delayed, or conditioned).

(ii) If the Seller elects to control an income Tax Contest for a Pre-Closing Tax Period as provided in Section 4.04(e)(i), (1) the Seller shall notify the Buyer of such intent, (2) the Buyer shall promptly complete and execute, and promptly cause the Company to complete and execute, any powers of attorney or other documents and take other reasonable actions that the Seller requests to allow the Seller to control such Tax Contest, (3) prior to the Seller taking control, the Buyer shall, and shall cause the Company to, control such Tax Contest diligently and in good faith and after the Seller takes control, the Seller shall control such Tax Contest in good faith and (4) while it controls a Tax Contest, the Seller shall (A) keep the Buyer reasonably informed regarding the status of such Tax Contest, (B) allow the Buyer and the Company, at their expense, to participate in such Tax Contest and (C) not settle, resolve, or abandon any such Tax Contest if such settlement, resolution, or abandonment would result in any Buyer Indemnified Party incurring any material Tax that the Seller is not obligated to pay or indemnify under this Agreement without the prior written consent of the Buyer (which shall not be unreasonably withheld, delayed, or conditioned).

(iii) If the Seller elects to participate in a Tax Contest as provided in Section 4.04(e)(i), (1) the Seller shall notify the Buyer of such intent, (2) the Buyer shall control, or cause the Company to control, such Tax Contest diligently and in good faith, (3) the Buyer shall (and shall cause the Company to) promptly take all actions necessary to allow the Seller (and its counsel) to fully participate in such Tax Contest and (4) if requested by the Seller, the Buyer shall settle (or cause the Company to settle) the Tax Contest on terms acceptable to the Governmental Authority and the Seller (provided that such settlement will not result in a Buyer Indemnified Party incurring any material Tax that the Seller is not required to pay under this Agreement).

(iv) If the Seller does not control or participate in a Covered Tax Contest, (1) the Buyer shall cause the Company to control such Tax Contest diligently and in good faith; (2) the Buyer shall keep the Seller reasonably informed regarding the status of such Tax Contest; and (3) if requested by the Seller, the Buyer shall settle (or cause the Company to settle) the Tax Contest on terms acceptable to the applicable Governmental Authority and the Seller (provided that such settlement will not result in any Buyer Indemnified Party incurring any material Taxes that the Sellers are not required to pay under this Agreement).

(f) Tax Refunds.

(i) All refunds of Taxes of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 4.04(b)) (whether in the form of cash received or a credit or offset against Taxes otherwise payable) shall be the property of the Seller. To the extent that the Buyer or the Company receives a refund that is the property of the Seller, the Buyer shall pay the amount of such refund and any interest received from the Governmental Authority (net of any Taxes of Buyer or the Company attributable to such refund or credit) to the Seller by wire transfer of immediately available funds to an account designated by the Seller. The amount due to the Seller shall be payable 10 days after receipt of the refund from the applicable Governmental Authority (or, if the refund is in the form of credit or offset, 10 days after the due date of the Tax Return claiming such credit or offset).

(ii) The Buyer shall use commercially reasonable efforts and take such other efforts reasonably requested by the Seller to claim (and shall cause the Company to use commercially reasonable efforts and take such other efforts reasonably requested by the buyer to claim) any refunds that will give rise to a payment to, or on behalf of, the Seller under Section 4.04(f).

(g) Post-Closing Actions. The Buyer shall not permit the Company to take any action on or after the Closing Date that could increase the liability of the Seller or any of its Affiliates (including the Company pre-Closing) for Taxes or give rise to any indemnification obligation of the Seller under this Agreement. After the Closing Date, the Buyer and its Affiliates (including the Company) will not, without the prior written consent of the Seller, agree to any waiver or extension of the statute of limitations relating to any Taxes of the Company for any Pre-Closing Tax Period or Straddle Period.

(h) Tax Sharing Agreements. All tax allocation and tax sharing agreements, arrangements, policies and guidelines, formal or informal, express or implied, that may exist between the Company, on one hand, and the Seller or any of its Affiliates (other than the Company), on the other hand, and all obligations and rights thereunder, shall terminate as of the Closing Date, and will have no further effect for any taxable year (whether the current year, a future year or a past year), and the Company shall cease to have any liability to make or rights to receive any payment thereunder for any amounts due in respect of periods ending prior to or on or after the Closing Date.

Section 4.05 Confidentiality. The Seller (on behalf of itself and its Affiliates) acknowledges that the trade secrets and other confidential or proprietary information and data of the Company (collectively, “Confidential Information”) are the property of the Company and agrees that the Company has a protectable interest in such Confidential Information. Therefore, the Seller agrees that it shall not, and it shall cause its Affiliates to not, disclose to any unauthorized person or make use of any such Confidential Information without the prior written consent of the Buyer; provided, however, that Confidential Information shall not include information that (a) is or becomes generally available to the public other than as a result of a disclosure, in violation of this Agreement, by the Seller or its Affiliates or their authorized representatives, (b) is or becomes available to the Seller or its Affiliates or their authorized representatives on a non-confidential basis from a source not reasonably known by such party to be bound by an obligation or duty of confidentiality, (c) is independently developed by the Seller or its Affiliates or their authorized representatives after the Closing without use of any of the Confidential Information or (d) is required to be disclosed by judicial process or Law (but only after the Seller has, to the extent permitted under applicable Law, provided the Buyer with reasonable notice and opportunity to take action against any legally required disclosure). Nothing in this Section 4.05 shall limit or otherwise prohibit the Seller or any of its Affiliates from using or disclosing any Confidential Information in connection with any dispute arising out of the Transactions.

Section 4.06 Non-Solicitation of Executives. From and after the Closing until the third anniversary of the Closing, the Seller shall not, and it shall cause its Affiliates to not, directly or indirectly, solicit for hire or hire as an employee or consultant, or otherwise interfere with the employment relationship between any person listed on Schedule 4.06 and the Company or the Buyer or their respective Affiliates; provided, however, that nothing in this Section 4.06 shall prohibit the Seller from soliciting or hiring any individual who responds to a general solicitation not targeted at employees of the Company or the Buyer or their respective Affiliates.

Section 4.07 Non-Competition. From and after the Closing until the fifth anniversary of the Closing (the “Restriction Period”), the Seller shall not, and it shall cause its Affiliates to not, engage in or assist any other Person to engage in, directly or indirectly (as an equity holder, partner, member, manager, employee, consultant, lender, or other owner or participant in any Person), in the Covered Business in the Covered Area; provided, however, that (a) no owner of less than 5% of the outstanding stock of any publicly traded corporation shall be deemed to engage in its business solely by reason of such ownership thereof, and (b) the Seller and its Affiliates shall be permitted to acquire and operate after Closing any Person or business that engages in the Covered Business in the Covered Area (an “Acquired Business”) so long as, (i) at the time of such acquisition, revenue from the Covered Business in the Covered Area represents 10% or less of the total revenue of the Acquired Business for the 12 month period ending as of the last day of the calendar month immediately preceding such acquisition (or reasonably expected revenue for the 12 month period beginning on the first day of the calendar month following such acquisition) and (ii) during the Restriction Period, the Seller and its Affiliates (including the Acquired Business and its Subsidiaries) do not take any action intended, or that would reasonably be expected, to materially increase the portion of the Acquired Business engaged in the Covered Business in the Covered Area. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.07 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Section 4.07 shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. As used herein, “Covered Business” shall mean the business of providing to hospitals and medical practices clinical surveillance software products used by infection preventionists and pharmacists to identify at-risk patients, prioritize their actions, and make better decision by applying rules in real-time to clinical data to identify changes in patient conditions, as well as to simplify reporting and compliance requirements. As used herein, “Covered Area” shall mean the United States of America.

Section 4.08 Non-Solicitation of Customers and Suppliers. During the period beginning on the Closing Date and ending on the first anniversary thereof, the Seller shall not, and it shall cause its Affiliates to not, directly or indirectly, attempt, or take any action that would reasonably be expected, to entice away from the Company any Person who is, or was within the 12 month period prior thereto, a customer or client of the Company, or otherwise intentionally interfere, or take any action that would reasonably be expected to interfere, with the business relationship of the Company with any Person who is, or was within the 12 month period prior thereto, a customer or client of the Company, in each case, for the primary purpose of reducing the business conducted by the Company with such Person.

Section 4.09 Injunctive Relief. The Seller acknowledges that any breach or threatened breach of the provisions of Sections 4.05, 4.06, 4.07 or 4.08 of this Agreement will cause irreparable injury to the Buyer and the Company for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Buyer and the Company shall be entitled, in addition to the exercise of other remedies, to seek and (subject to court approval) obtain injunctive and other equitable relief, restraining the Seller and its Affiliates from committing such breach or threatened breach. In addition, the prevailing Party in the final, non-appealable determination of any action to enforce any rights (other than the right to obtain injunctive relief) under any provision of such sections shall be entitled to recover all reasonable, out-of-pocket attorneys’ fees and costs incurred by such prevailing Party in connection with such action. The rights provided under this Section 4.09 shall be in addition to, and not in lieu of, any other rights and remedies available to the Buyer or the Company.

Section 4.10 Reasonable Restrictions. The Seller represents and warrants (on behalf of itself and its Affiliates) to the Buyer, and acknowledges and agrees, that: (a) the Seller has carefully read and understands Sections 4.05, 4.06, 4.07, 4.08 and 4.09 of this Agreement and has had the opportunity for such sections to be reviewed by counsel, (b) acknowledges that the duration, geographical scope and subject matter of Sections 4.05, 4.06, 4.07, 4.08 and 4.09 of this Agreement are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets and confidential and proprietary information of the Company, (c) acknowledges that the Buyer would not have closed the Transactions without the benefits contained in Sections 4.05, 4.06, 4.07, 4.08 and 4.09 of this Agreement, and that the Seller is receiving substantial consideration in connection with the Closing as a result of the sale of the goodwill of the Company to the Buyer and (d) understands that this Agreement is assignable by the Buyer and shall inure to the benefit of their respective successors and permitted assigns.

Section 4.11 Insurance. From and after the Closing, (a) the Company and its business, operations, assets and liabilities shall cease to be insured by the Sellers’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither the Buyer nor the Company shall have any access, right, title or interest in or to any such insurance policies (including any claims and rights to make claims and all rights to proceeds), (b) the Buyer shall be responsible for securing all insurance for the Company and its business, operations, assets and liabilities and (c) the Buyer shall not assert, seek to assert or exercise any rights or claims of the Company under any past or current insurance policy under which the Company is a named or additional insured. The Seller and its Affiliates may amend any insurance policies in any manner necessary or appropriate to give effect to this Section 4.07.

Section 4.12 Further Assurances. From time to time, as and when requested by any Party and at such requesting Party’s expense, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

ARTICLE V

PRE-CLOSING AGREEMENTS AND COVENANTS

Section 5.01 Conduct of Business. Except as expressly provided by this Agreement, as set forth on Schedule 5.01, or as the Buyer otherwise consents to in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof to the earlier of the Closing Date or the date of the termination of this Agreement in accordance with Article VII (the “Interim Period”), (a) the Seller will cause the Company to conduct its business in the ordinary course of business consistent with past practice, and (b) the Seller shall not, and shall cause the Company to not:

(a) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any equity of the Company, or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating the Company to issue or purchase, any such equity or other convertible securities of the Company;

(b) effect any recapitalization, reclassification, stock dividend or distribution, stock split or like change in the Company’s capitalization or declare, set aside, make or pay any dividend or distribution in respect of the Company’s capital stock (other than dividends or distributions of cash and cash equivalents);

(c) amend the Company’s Organizational Documents;

(d) except as required by the terms of any Employee Benefit Plan or Contract, in each case existing as of the date hereof, or by applicable Law, or in the ordinary course of business consistent with past practice, (i) increase the salary or materially change the compensation or benefits of the Company’s employees; (ii) grant any unusual or extraordinary bonus, benefits, severance or termination pay, or other direct or indirect compensation to any such employee; (iii) loan or advance any money or other property to any such employee; (iv) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company is a party or involving a director or executive officer of the Company, except in each case, as required by applicable Law from time to time in effect; or (v) increase the coverage or benefits to employees of the Company available under, establish, adopt, enter into, amend or terminate any Employee Benefit Plan applicable to employees of the Company;

(e) acquire any material properties or assets (other than acquisitions by the Seller or its Affiliates (other than the Company)) or mortgage or otherwise encumber, subject to any Liens (except for Permitted Liens), sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company, in each case other than sales or consumption of products or inventory in the ordinary course of business consistent with past practice, purchases of assets in accordance with the Company’s capital expenditure budget provided to the Buyer and disposals of obsolete or worn out assets;

(f) enter into or agree to enter into any merger or consolidation with any Person, or invest in, make a loan, advance or capital contribution to, or otherwise acquire any securities or any assets incident to the acquisition of a business, of any other Person (except for any agreement or transaction entered into by the Seller or any of its Affiliates (other than the Company) that does not result in a breach of Section 5.03);

(g) introduce any material change with respect to the operation of the Company, including any material change in the types, nature or composition of its products or services, other than in the ordinary course of business consistent with past practice;

(h) except as required by the terms of any Contract existing as of the date hereof, or by applicable Law, materially change or modify the credit, collection or payment policies, procedures or practices the Company;

(i) incur or become contingently liable with respect to any Indebtedness or guarantee any such Indebtedness or issue any debt securities, other than drawing down on the Company’s credit facilities in the ordinary course of business consistent with past practice; provided, however, that the Company shall not increase the amount available under any credit facility;

(j) organize any Subsidiary of the Company or allow the Company to acquire any interest in another Person, whether by merger, consolidation, joint venture, or acquisition of securities or assets or similar transactions, other than purchases of assets in the ordinary course of business consistent with past practice;

(k) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(l) make any capital expenditures or commitments therefor in excess of $100,000 that are not made in accordance with the Company’s capital expenditure budget provided to the Buyer; provided that the foregoing shall not restrict the Seller or its Affiliates (other than the Company) from making capital expenditures or commitments therefor;

(m) waive or release any material right or claim of the Company, other than in the ordinary course of business consistent with past practice;

(n) commence or settle any action, lawsuit or other proceeding, threat of any action, lawsuit or other proceeding or other investigation against the Company or its business;

(o) enter into or amend any transaction or agreement of any kind with any director or officer of the Company or any of such director or officer’s Affiliates;

(p) make a material change in the Company’s accounting or Tax principles, methods or policies; or

(q) authorize any of, or commit or agree to take any of, the foregoing actions or any action which would reasonably be expected to (i) make any of the representations or warranties of the Seller contained in this Agreement untrue or incorrect in any material respect or (ii) prevent the Seller or the Company from performing or cause the Seller or the Company not to perform its covenants under this Agreement in any material respect, in each case, as would result in a failure of the conditions in Sections 6.05(a) or (b) to be satisfied.

For the avoidance of doubt, nothing in this Section 5.01 shall be interpreted to restrict or limit the businesses of the Seller except to the extent necessary to cause the Company to comply with its obligations in this Section 5.01.

Section 5.02 Access to Information Prior to the Closing; Confidentiality.

(a) During the Interim Period, the Seller will give the Buyer and its agents and authorized representatives reasonable access during normal business hours to all offices, facilities, books and records and officers of the Company as the Buyer may reasonably request in connection with the Transactions.

(b) Any information provided to or obtained by the Buyer pursuant to Section 5.02(a) shall be “Confidential Information” as defined in that certain Confidential Disclosure Agreement dated April 2, 2014 (the “Confidentiality Agreement”) by and between the Seller and Premier, Inc., and shall be held by the Buyer and its agents and authorized representatives in accordance with, and subject to, the terms of the Confidentiality Agreement.

Section 5.03 No Solicitation. During the Interim Period, the Seller will not, and the Seller will cause the Company and the Affiliates, officers, directors, employees, representatives and agents of the Seller and the Company to not, directly or indirectly, (a) solicit, initiate or knowingly encourage any Acquisition Proposal, (b) engage in negotiations or discussions concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or (c) agree to, approve or enter into any agreement with respect to any

Acquisition Proposal. During the Interim Period, the Seller shall, and the Seller shall cause the Company and the Affiliates, officers, directors, employees, representatives and agents of the Seller and the Company to, immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Seller shall promptly notify the Buyer of the existence of any bona fide proposal received after the date hereof by the Seller or the Company or anyone acting on their behalf regarding an Acquisition Proposal. As used herein, the term “Acquisition Proposal” shall mean any, proposal or offer relating to a possible (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly (whether in a single transaction or a series of related transactions), by merger, consolidation, share exchange or otherwise, of a material provision of the assets of the Company (other than sales of inventory in the ordinary course of business), (iii) issuance, sale or other disposition of (including by way of merger, consolidation, securities exchange or any similar transaction) securities of the Company (or options, rights or warrants to purchase such securities or securities convertible into such securities), (iv) liquidation, dissolution, or other similar type of transaction with respect to the Company or (v) transaction which is similar in form, substance or purpose to any of the foregoing transactions, in each case, other than the Transactions.

Section 5.04 Schedules Update. Not later than three Business Days prior to the Closing, the Seller may, upon written notice to the Buyer, supplement or amend the Schedules to this Agreement if the Seller becomes aware of any matter heretofore existing or hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or that is otherwise necessary to correct any information in such Schedules that has been rendered inaccurate thereby; provided, that such updates shall relate only to actions, omissions or events that are not prohibited pursuant to this Agreement. For purposes of determining satisfaction of the conditions set forth in Section 6.05(a), the Schedules delivered by the Seller shall be deemed to include only that information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto; provided, however, if the Buyer consummates the Transactions, the Buyer will be deemed to have accepted the Schedules, as supplemented and amended pursuant to this Section 5.04, and accordingly shall not be entitled to indemnification pursuant to Article VIII for any breaches of representations, warranties and covenants of this Agreement that otherwise would have existed but for the information disclosed pursuant to any such supplements or amendments to the Schedules.

Section 5.05 Filings and Consents. Each of the Seller and the Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable in compliance with applicable Laws to consummate and make effective, as soon as reasonably practicable, the Transactions. Without limiting the generality of the foregoing, each of the Seller and the Buyer shall give all notices, make all material required filings with or applications to Governmental Authorities, and use commercially reasonable efforts to obtain all material consents of all third parties, including Governmental Authorities, necessary to consummate the Transactions. In addition, the Buyer agrees to use commercially reasonable efforts to cooperate with the Seller in connection with the foregoing, including using commercially reasonable efforts to (a) oppose, lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions and (b) to cause the conditions set forth in Section 6.03 and Section 6.04 to be satisfied and to consummate the Transactions.

Section 5.06 Intercompany Accounts. Notwithstanding anything to the contrary contained in Section 5.01, except for this Agreement and any other agreements or instruments entered into in connection with this Agreement, prior to Closing, all intercompany accounts among the Seller and its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, shall be settled.

Section 5.07 Retroactive Salaries. Promptly after Closing, the Seller shall pay to those individuals that were employed by the Company on the Closing Date the amount of the lump sum payment, less any applicable Tax withholding, with respect to the merit increases planned to be retroactively paid to employees of the Seller and its subsidiaries for the period of April 1, 2014 through the Closing Date as referenced in that certain earnings call of the Seller on July 30, 2014.

ARTICLE VI

CLOSING DELIVERIES; CLOSING CONDITIONS

Section 6.01 Deliveries of the Seller. At the Closing, the Seller will deliver or cause to be delivered to the Buyer:

(a) Secretary’s Certificate of the Company. A certificate of the Secretary (or similar officer) of the Company, dated as of the Closing Date, certifying that (i) a correct and complete copy of the Certificate of Incorporation of the Company certified by the Secretary of State of the State of Delaware as of a date not more than 10 days prior to the Closing Date is attached thereto, (ii) a correct and complete copy of the Bylaws of the Company is attached thereto and (iii) Certificates of Good Standing of the Company issued by the Secretary of State of Delaware and each other jurisdiction in which the Company is qualified to do business, in each case, as of a date not more than 10 days prior to the Closing Date, are attached thereto

(b) Secretary’s Certificate of the Seller. A certificate of the Secretary (or similar officer) of the Seller, dated as of the Closing Date, certifying (i) that a correct and complete copy of the Certificate of Incorporation of the Seller certified by the Secretary of State of the State of Delaware as of a date not more than 10 days prior to the Closing Date is attached thereto, (ii) that a correct and complete copy of the Bylaws of the

Seller is attached thereto, (iii) that a Certificate of Good Standing of the Seller issued by the Secretary of State of Delaware as of a date not more than 10 days prior to the Closing Date, are attached thereto, (iv) the names of the officers of the Seller authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Seller, and (v) the accuracy of resolutions (to the extent required) adopted by the Seller in connection with the Transactions and that such resolutions are in full force and effect as of the Closing Date.

(c) Purchased Shares. Certificates representing the Purchased Shares (free and clear of all Liens (other than restrictions on transfer under federal and state securities Laws)), duly endorsed for transfer or accompanied by duly executed powers of transfer and assignment.

(d) Tax Certificate. A certification duly executed by the Seller certifying in accordance with Section 1445 of the Code that the Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code.

(e) Books and Records. All minute books, stock ledgers (if applicable) and stock or equity records of the Company.

(f) Resignations. Resignations of the directors and officers of the Company set forth on Schedule 6.01(f), dated as of the Closing Date.

(g) Lien Releases. Releases and termination agreements for all Liens on the assets of the Company (other than Permitted Liens and Liens on equipment and other personal property leased pursuant to personal property leases), including the agreement of the holders of such Liens to terminate all UCC financing statements filed in connection therewith and payoff letters (reasonably acceptable to the Buyer) with respect to the Closing Indebtedness.

(h) Consents. Copies of all consents, approvals, releases from and filings with Governmental Authorities and other third parties, including parties to the Material Contracts, specified on Schedule 6.01(h) hereof that are required in order to effect the Transactions;

(i) Estoppel Certificates and Waivers. Estoppel certificates, landlord’s waivers, non-disturbance agreements and other commercially reasonable agreements from the landlords and lenders under the Real Property Leases specified on Schedule 6.01(i) hereof.

(j) Transition Services Agreement. A copy of a transition services agreement, in a form reasonably acceptable to the Seller and the Buyer that provides for no more than the services set forth on Exhibit E attached hereto for the time and at the costs set forth on Exhibit E attached hereto (the “Transition Services Agreement”), duly executed by the Seller and the Company; provided, however, that the Buyer and the Seller will use good faith efforts to include in the Transition Services Agreement any additional service (or the expansion of any timeframe for providing such services) that is currently provided by the Seller to the Company and that the Purchaser reasonably determines is integral to the operation of the Company’s business and cannot reasonably be provided by the Company or the Buyer without the Seller’s assistance; provided, however that such changes shall be proposed to the Seller no later than August 20, 2014.

(k) Assignment of Employee Agreements. A copy of the assignment of employee agreements, substantially in the form attached hereto as Exhibit C, duly executed by the Seller and the Company.

(l) Quitclaim Deed (Assignment of Intellectual Property). A copy of the quitclaim deed, substantially in the form attached hereto as Exhibit D, duly executed by the Seller and the Company.

Section 6.02 Deliveries of the Buyer. At the Closing, the Buyer will deliver or cause to be delivered to the Seller:

(a) Payment. The Closing Purchase Price pursuant to Section 1.03.

(b) Secretary’s Certificate. A certificate of the Secretary (or similar officer) of the Buyer, dated as of the Closing Date, certifying (i) that a correct and complete copy of the Certificate of Incorporation of the Buyer certified by the Secretary of State of the State of Delaware as of a date not more than 10 days prior to the Closing Date is attached thereto, (ii) a correct and complete copy of the Bylaws of the Buyer is attached thereto and (iii) Certificates of Good Standing of the Buyer issued by the Secretary of State of Delaware and each other jurisdiction in which the Buyer is qualified to do business, in each case, as of a date not more than 10 days prior to the Closing Date, are attached thereto, (iv) the names of the officers of the Buyer authorized to sign this Agreement and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Buyer, and (v) the accuracy of resolutions (to the extent required) adopted by the Buyer in connection with the Transactions and that such resolutions are in full force and effect as of the Closing Date.

Section 6.03 Conditions to Each Party’s Obligations. The respective obligations of the Seller and the Buyer to effect the Transactions shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Restraint. No Law or Order enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal (a “Restraint”).

(b) No Injunction. There shall be no pending or threatened action, lawsuit or other proceeding against the Buyer, the Seller, the Company or any of their respective Affiliates involving any challenge to, or seeking relief (monetary or otherwise) in connection with, the Transactions or that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, the Transactions.

(c) HSR Act. All applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, shall have expired or otherwise been terminated.

Section 6.04 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Seller):

(a) Representations and Warranties. The representations and warranties of the Buyer contained in Article III shall be true and correct as of the date hereof and the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties that are made as of a specified date, in which case that specified date shall apply), except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of the Buyer to consummate the Transactions.

(b) Performance. The Buyer, its Affiliates and their respective representatives shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction Documents to be so performed or complied with by the Buyer, its Affiliates and their respective representatives at or prior to the Closing.

(c) Officer’s Certificate. The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date, executed by an officer of the Buyer, certifying the fulfillment of the conditions specified in Sections 6.04(a) and 6.04(b) hereof.

(d) Closing Deliverables. The Buyer shall have delivered the items set forth in Section 6.02.

Section 6.05 Conditions to the Buyer’s Obligations. The obligation of the Buyer to consummate the Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Buyer):

(a) Representations and Warranties. The representations and warranties of the Seller contained in Article II that are qualified as to materiality shall be true and correct in all respects, and the representations and warranties of the Seller contained in Article II that are not so qualified shall be true and correct in all material respects, in each case on and as of the date hereof and the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties that are made as of a specified date, in which case that specified date shall apply).

(b) Performance. The Seller and the Company shall have performed and complied, in all material respects, with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction Documents to be so performed or complied with by the Seller or the Company at or prior to the Closing.

(c) Officer’s Certificate. The Seller shall have delivered to the Buyer a certificate, dated as of the Closing Date, executed by an officer of the Seller, certifying the fulfillment of the conditions specified in Sections 6.05(a) and 6.05(b) hereof.

(d) No Material Adverse Effect. Since the date of this Agreement, the Company shall not have suffered any Material Adverse Effect and no event shall have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Material Adverse Effect.

(e) Closing Deliverables. The Seller shall have delivered the items set forth in Section 6.01.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date:

(a) at any time, by mutual written agreement of the Seller and the Buyer;

(b) by the Buyer or the Seller, upon notice to the other Party, if the Transactions have not been consummated on or prior to 6:00 p.m. Chicago time on October 1, 2014 or such later date, if any, as the Buyer and the Seller may agree upon in writing (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any Party whose breach of any provision of this Agreement or willful conduct or failure to act, has substantially contributed to the failure of, or has prevented, the consummation of the Transactions to occur by the Outside Date;

(c) by either the Buyer or the Seller if any Restraint shall be in effect; provided, however, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to a Party if such Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(d) by the Seller, if (i) the Buyer has materially breached or failed to perform any of its material covenants or other agreements contained in this Agreement or any Transaction Document to be complied with by it such that the closing conditions set forth in Sections 6.04(b) would not be satisfied or (ii) there exists a material breach of any representation or warranty of the Buyer contained in this Agreement or any Transaction Document such that the closing condition set forth in Section 6.04(a) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within 15 days after receipt of written notice thereof from the Seller or is incapable of being cured by the Buyer by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to the Seller if the Seller is in material breach of any representation or warranty or has failed to perform any of its material covenants or other agreements contained in this Agreement or any Transaction Document; or

(e) by the Buyer, if (i) the Seller has materially breached or failed to perform any of its material covenants or other agreements contained in this Agreement or any Transaction Document to be complied with by it such that the closing condition set forth in Section 6.05(b) would not be satisfied or (ii) there exists a material breach of any representation or warranty of the Seller contained in this Agreement or any Transaction Document such that the closing condition set forth in Section 6.05(a) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within 15 days after receipt of written notice thereof from the Buyer or is incapable of being cured by the Seller by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.01(e) shall not be available to the Buyer if the Buyer is in material breach of any representation or warranty or has failed to perform any of its material covenants or other agreements or contained in this Agreement or any Transaction Document.

Section 7.02 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 7.01, this Agreement shall become void and there shall be no liability on the part of any Party, other than the provisions of this Section 7.02 and Article X (to the extent applicable) which will each survive any termination of this Agreement; provided, however, that nothing herein will relieve any Party from any liability for any breach by such Party of its covenants or agreements set forth in this Agreement occurring prior to such termination. A Party’s right to terminate this Agreement is in addition to, and not in lieu of, any other legal or equitable rights or remedies which such Party may have.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival Period. The representations and warranties set forth in this Agreement shall survive the Closing until the 18-month anniversary of the Closing Date, except that (a) the representations and warranties contained in Section 2.10 (Tax Matters) (the “Tax Representations”) shall survive until the date that is 60 days after the expiration of the applicable statute of limitations, (b) the representations and warranties contained in Sections 2.01 (Organization and Corporate Power), 2.02 (Authorization; Valid and Binding Agreement), 2.04 (Capitalization; Subsidiaries), 2.05 (Title to Purchased Shares) and 2.18 (Brokerage) (such representations and warranties, together with the Tax Representations, are collectively referred to herein as the “Fundamental Representations”) and claims of fraud shall survive the Closing indefinitely and (c) the representations and warranties contained in Sections 3.01 (Organization), 3.02 (Authorization; Valid and Binding Agreement) and 3.05 (Brokerage) shall survive the Closing indefinitely. Each period described in the foregoing clauses (a), (b) and (c) is referred to herein as a “Survival Period”.

Section 8.02 Indemnification by the Seller. Subject to the applicable provisions and limitations of this Article VIII, the Seller hereby agrees, from and after the Closing, to indemnify and hold harmless each of the Buyer, the Company and their respective successors and permitted assigns (the “Buyer Indemnified Parties”) from and against any and all liabilities, demands, claims, actions, losses, costs (including reasonable attorneys’ fees), Taxes, fines, penalties and judgments, (collectively, “Losses”) which any Buyer Indemnified Party may incur or otherwise become subject to, arising out of, relating to or resulting from the following:

(a) any breach or inaccuracy of any representation or warranty under Article II of this Agreement or in any certificate delivered at the Closing by the Seller to the Buyer pursuant to this Agreement;

(b) any breach or violation of any covenant or agreement on the part of the Seller under this Agreement or in any certificate delivered at the Closing by the Company or the Seller to the Buyer pursuant to this Agreement;

(c) all Taxes imposed on, allocated to or incurred or payable by the Company for any Pre-Closing Tax Period or the portion of any Straddle Period ending on or before the Closing Date, including any liability of the Company for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), except for non-income Taxes to the extent included in the determination of Final Closing Working Capital; and

(d) those matters set forth on Schedule 8.02.

Section 8.03 Indemnification by the Buyer. Subject to the applicable provisions and limitations of this Article VIII, the Buyer hereby agrees, from and after the Closing, to indemnify and hold harmless the Seller and its successors and permitted assigns (the “Seller Indemnified Parties”) from and against any and all Losses which any Seller Indemnified Party may incur or otherwise become subject to, arising out of, relating to or resulting from the following:

(a) any breach or inaccuracy of any representation or warranty under Article III of this Agreement or in any certificate delivered at the Closing by the Buyer to the Seller pursuant to this Agreement; and

(b) any breach or violation of any covenant or agreement on the part of the Buyer under this Agreement or in any certificate delivered at the Closing by the Buyer to the Seller pursuant to this Agreement.

Section 8.04 Manner of Payment. Any indemnification payment pursuant to this Article VIII shall be effected by wire transfer of immediately available funds from (or on behalf of) the applicable indemnifying party to an account designated by each applicable indemnified party within 10 Business Days after the final determination thereof.

Section 8.05 Defense of Third Party Claims. Promptly after the assertion by any third party of any claim (a “Third Party Claim”) against any Person entitled to seek indemnification under Section 8.02 or Section 8.03 (an “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Loss for which such Indemnitee desires to seek indemnification under this Article VIII, such Indemnitee shall notify the Party from whom such indemnification could be sought hereunder with respect to such claim (collectively, the “Indemnitor”) of such claim in writing promptly after receiving notice of such claim, describing the claim, the amount thereof (if known and quantifiable) and the basis thereof in reasonable detail (such written notice, an “Indemnification Notice”); provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure shall have caused the Losses for which the Indemnitor is obligated to be greater than such Losses would have been had the Indemnitee given the Indemnitor prompt notice hereunder or except to the extent that such Indemnitor is otherwise materially prejudiced as a result thereof. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option shall be entitled to assume the defense thereof (other than a Third Party Claim in which Buyer is the Indemnitee and such Third Party Claim entails reputational risk in Buyer’s reasonable judgment (including any Third Party Claims regarding qui tam/False Claims Act) by appointing a reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, however, that the fees and expenses of such counsel shall be borne by the Indemnitee and shall not be recoverable from such Indemnitor(s) under this Article VIII. With respect to any Third Party Claim with respect to which indemnification is sought against the Seller hereunder, the Seller may, at its option, assume the defense of such Third Party Claim on behalf of the Seller (other than a Third Party Claim in which Buyer is the Indemnitee and such Third Party Claim entails reputational risk in the Buyer’s reasonable judgment (including any Third Party Claims regarding qui tam/False Claims Act). If the Indemnitor shall control the defense of any such claim, the Indemnitor shall be entitled to settle such claims; provided that the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned and/or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim. In all cases, the Indemnitee shall provide, and the Indemnitee shall cause its Affiliates to provide, their reasonable cooperation with the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available. In no event shall an Indemnitee consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned and/or delayed) if any Indemnitee is seeking or shall seek indemnification hereunder with respect to such matter; it being understood and agreed, for the avoidance of doubt, that any such consent of the Indemnitor to any such consent to the entry of judgment or settlement shall not be deemed to be an admission or acknowledgement that any Indemnitee is entitled to indemnification hereunder with respect to any such Third Party Claim. This Section 8.05 shall not apply to Tax Contests, which shall be governed by Section 4.04(e).

Section 8.06 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the Seller shall not be liable to the Buyer Indemnified Parties under Section 8.02(a) unless and until the Losses incurred by all Buyer Indemnified Parties, in the aggregate, as a result thereof exceed, in the aggregate, $585,000 (the “Deductible”), in which case the Seller shall be liable for all Losses in excess of the Deductible; provided that the Losses with respect to any individual breach (or series of similar breaches arising from the same underlying facts or legal basis) of a representation or warranty exceed $17,500 (the “Mini-Basket”). In no event shall the Seller be liable for any Losses under Section 8.02(a) in excess of $11,700,000 in the aggregate (the “Cap”).

(b) Notwithstanding the foregoing, none of the Cap, the Mini-Basket or the Deductible shall apply to Losses in connection with the following items: (i) indemnification under Sections 8.02(b), 8.02(c) and 8.02(d), (ii) the Fundamental Representations; or (iii) claims of fraud or intentional misrepresentation; provided that in no event shall the Seller be liable for any Losses under this Article VIII in excess of the Purchase Price. In no event shall the Seller be liable for any Losses resulting from any intentional misrepresentations that, together with all other Losses under Section 8.02(a), exceed $58,500,000 in the aggregate.

(c) No Indemnified Party shall be entitled to recover under Section 8.02 or Section 8.03, (i) for Losses that are for special, consequential, incidental, indirect, punitive or exemplary damages (other than with respect to damages arising from any Third Party Claim), (ii) for Losses for lost profits, income or revenue or diminution in value, (iii) for Losses based upon any multiplier of the Company’s earnings, including earnings before interest, tax, depreciation or amortization or any other valuation metric, (iv) to the extent the matter is reserved for or accrued against in the Latest Balance Sheet or the Closing Schedule and (v) for Losses for which any Indemnified Party has otherwise been compensated pursuant to any adjustments to the Purchase Price under Section 1.04.

(d) The amount of any recovery by an Indemnified Party pursuant to Section 8.02 or Section 8.03 shall be net of the foreign, federal, state and/or local income Tax benefits actually realized by any Indemnified Party, as a result of the state of facts which entitled such Indemnified Party to recover from the other Party pursuant to Section 8.02 or Section 8.03.

(e) The Indemnified Parties agree to use commercially reasonable efforts to pursue and collect on recovery available under, in the case of the Buyer Indemnified Parties, the post-Closing insurance policies of the Company, and, in the case of the Seller Indemnified Parties, the pre-Closing insurance policies of the Company and under claims available against any other third party based on the underlying claim asserted against the Seller or the Buyer, as the case may be. The amount of any recovery by an Indemnified Party pursuant to Section 8.02 or Section 8.03 with respect to any claim shall be reduced by the proceeds actually recovered by such Indemnified Party under such insurance policies or against such third party with respect to such claim (net of any out-of-pocket costs and expenses incurred in obtaining such insurance proceeds and any related increases in insurance costs or premiums caused as a result of such claim). If such Indemnified Party actually receives proceeds from any insurance carrier or any other third party in respect of such claim after recovering any Losses pursuant to Section 8.02 or Section 8.03, such Indemnified Party shall remit to the Seller or the Buyer, as applicable, an amount equal to the amount of such Losses up to the amount of proceeds recovered.

(f) Each Indemnified Party shall use commercially reasonable actions to mitigate Losses hereunder after the date on which one or more of the Indemnified Parties becomes aware of an event, occurrence or action and that such event, occurrence or action could reasonably be expected to give rise to Losses.

(g) Notwithstanding anything herein to the contrary, in no event shall any Indemnified Party be entitled to indemnification, reimbursement or other recovery for any amount to the extent any Indemnified Party has already been indemnified or reimbursed for such amount under any other provision of this Agreement.

Section 8.07 Exclusive Remedy. The Parties agree that, from and after the Closing, the sole and exclusive remedies of the Parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement (including representations, warranties, covenants and agreements) and the Transactions, whether based in contract or tort or any other theory of liability, are the indemnification and reimbursement obligations of the Parties set forth in this Article VIII. The provisions of this Section 8.07 shall not, however, prevent or limit a cause of action hereunder (a) with respect to fraud or (b) to obtain an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof or to obtain other equitable remedies with respect hereto.

Section 8.08 Expiration of Indemnification. No Person shall be liable for any claim for indemnification under
Section 8.02(a) or Section 8.03(a) unless written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made) is delivered by the Person seeking indemnification to the Person from whom indemnification is sought prior to the expiration of the Survival Period, in which case the representation, warranty, covenant or agreement which is the subject of such claim shall survive, to the extent of such claim only, until such claim is resolved, whether or not the amount of the Losses resulting from such breach has been finally determined at the time the notice is given, if, but only if, (a) in the case of a claim made by reason of a Third Party Claim, the written notice is accompanied by a copy of the written notice of the third party claimant, and (b) in the case of any claim made other than by reason of a Third Party Claim, Losses shall have actually been incurred by the Person seeking indemnification with respect to such claim in good faith at or prior to the date such written notice is delivered to the Person from whom indemnification is sought.

Section 8.09 Limitation on Recourse. No claim shall be brought or maintained by any Buyer Indemnified Party or any of their respective successors or assigns against any present or former officer, director, employee or Affiliate of any Party which is not otherwise expressly identified as a Party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, agreements or covenants of any Party set forth or contained in this Agreement or any exhibit or schedule hereto (including any Schedule hereto) or any certificate delivered hereunder. No Party may seek the rescission of the Transactions other than in the case of fraud.

ARTICLE IX

DEFINITIONS

Section 9.01 Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provisions of state, local, or non-U.S. Law (including without limitation any combined, consolidated or unitary group for purposes of any U.S. state or local Tax Law).

“Aggregate Purchase Price” means $117,000,000.

“Business Day” means any day except Saturday, Sunday or any other day on which banks in the State of Illinois are closed for business.

“Closing Cash” means the aggregate amount of all cash and cash equivalents of the Company, determined in accordance with GAAP, as of 12:01 a.m. Chicago time on the Closing Date.

“Closing Cash Deficit” means the amount, if any, by which Final Closing Cash is less than Estimated Closing Cash.

“Closing Cash Surplus” means the amount, if any, by which Final Closing Cash is greater than Estimated Closing Cash.

“Closing Indebtedness” means Indebtedness as of the Closing.

“Closing Purchase Price” means (i) the Aggregate Purchase Price, minus (ii) the amount, if any, by which Estimated Closing Working Capital is less than Target Working Capital, plus (iii) the amount, if any, by which Estimated Closing Working Capital is greater than the Target Working Capital, plus (iv) the amount of the Estimated Closing Cash, minus (v) the amount of Estimated Closing Indebtedness.

“Closing Working Capital” means Working Capital as of 12:01 a.m. Chicago time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Software” means software programs generally available to the public or businesses, which have been licensed to the Company pursuant to “click-wrap,” “click to download,” “browsewrap” or “shrink-wrap” perpetual end-user licenses.

“Company Transaction Expenses” means (a) all fees, costs and expenses incurred by the Company or the Seller prior to the Closing that relates to (i) the proposed disposition of all or a portion of the business of Company, or the process of identifying, evaluating and negotiating with prospective purchasers of all or a portion of the business of Company, (ii) the Company’s and the Seller’s assistance to the Buyer with respect to the investigation and review conducted by the Buyer and its representatives, and any investigation or review conducted by other prospective purchasers of all of a portion of the business of Company, with respect to the business of Company (and the furnishing of information to the Buyer and its representatives and such other prospective purchasers and their representatives in connection with such investigation and review), (iii) the negotiation, preparation, review, execution, delivery or performance of the Agreement (including the Disclosure Schedules), or any exhibit, certificate, opinion, agreement or other instrument or document delivered or to be delivered in connection with this Agreement or the Transactions, and (iv) the consummation of the Transactions, (b) any change of control, bonus or other similar payments that are payable as a result of the consummation of the Transactions, and (c) the employer portion of any payroll, employment, or similar Taxes, if any, required to be paid by the Company with respect to any amounts described in clause (b); provided, however, that “Company Transaction Expenses” shall not include any Transfer Taxes.

“Contract” means any oral or written binding contract, commitment, purchase order, mortgage, note, bond, license, lease or other agreement or instrument.

“Employee Benefit Plan” means each (i) “employee benefit plan” as such term is defined in Section 3(3) of ERISA (whether or not subject to ERISA); (ii) each material employment, indemnification, severance, retention or change-in-control plan, policy, agreement, or arrangement; and (iii) each other material employee benefit or compensation plan, policy, agreement or arrangement (whether of an individual or collective nature), including any stock option, stock purchase, stock award, deferred compensation, pension, retirement, death, savings, profit sharing, incentive, bonus, commission, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, paid time off or disability plans, policies, agreements or arrangements, in each case, which is maintained by the Company or for which the Company is obligated to contribute.

“Enforceability Exceptions” means, with respect to enforcement of the terms and provisions of this Agreement, (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (ii) the effect of general principles of equity, including general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

“Environmental Laws” means all applicable federal, state, local and foreign Laws concerning emissions, discharges, releases or threatened releases, or the manufacture or use, of Hazardous Materials.

“ERISA Affiliate” means any entity (whether or not incorporated) which would be treated as a single employer with the Company under Sections 414(b), (c), (m), or (o) of the Code and the regulations thereunder.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any government or political subdivision thereof, whether federal, state, local or foreign, or any agency, department or instrumentality of any such government or political subdivision thereof, or any federal, state, local or foreign court or arbitrator.

“Hazardous Materials” means any substance that is defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “pollutant” or “contaminant” under the Comprehensive Environmental Response Compensation and Liability Act; the Toxic Substances Control Act; the Resource Conservation Recovery Act; the Clean Water Act; the Safe Drinking Water Act; the Clean Air Act; or any analogous and applicable Law.

“Indebtedness” means, without duplication, the sum of (i) all obligations of the Company for indebtedness for borrowed money (excluding, for the avoidance of doubt, any trade payables, accounts payable and other similar liabilities), (ii) all outstanding amounts under any bond, debenture, note, installment purchase or letter of credit to which the Company is a party, (iii) the capitalized amount (as determined in accordance with GAAP) of any obligations under personal property leases to which the Company is a party, (iv) any obligation secured by a Lien on the Company’s assets (v) breakage costs under any interest rate, currency, or other hedging arrangements to which the Company is a party, (vi) deferred purchase price and earnouts related to acquisitions, (vii) all guarantees by the Company of obligations of the type referred to in clauses (i) through (vi) of other Persons, and (vii) all obligations of the Company for any accrued but unpaid interest relating to any of the foregoing.

“Indebtedness Deficit” means the amount, if any, by which Final Indebtedness is greater than Estimated Indebtedness.

“Indebtedness Surplus” means the amount, if any, by which Final Indebtedness is less than Estimated Indebtedness.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as applicable.

“Intellectual Property” means all (i) trademarks, service marks, trade dress, trade names and Internet domain names (together with the goodwill of the business symbolized by the foregoing), including all registrations and registration applications therefor, (ii) inventions (whether or not patentable), patents and patent applications (together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof), (iii) copyrights and registrations and registration applications therefor, (iv) trade secrets, (v) computer software, including operating systems, applications, routines, interfaces, and algorithms, whether in source code or object code, and (vi) any similar or other intellectual property rights in which a Person can have a protectable interest.

“Knowledge” with respect to the Buyer means the actual knowledge of Keith Figlioli, Kris Karson, Terry Linn and Erik Swanson.

“Knowledge” with respect to the Seller or the Company means the actual knowledge of France Pitera, Michelle Allen, Collin Christiansen and Janet Welsh.

“Law” means, with respect to any particular Person, any statute (including common law), law, ordinance, codes, rule, regulation, or orders or provisions having the force or effect of law, of, or issued by, a Governmental Authority applicable to such Person, as the case may be.

“Liens” means any lien, mortgage, pledge, security interest, conditional sale or other title retention agreement or encumbrance.

“Material Adverse Effect” means any event, occurrence, change or facts that, individually or collectively, have or would reasonably be expected to have a material adverse effect on the business (but not prospects), properties, assets, liabilities, financial condition, or results of operations of the Company; provided that, for purposes of this Agreement, a Material Adverse Effect shall not include: (i) changes to the industry or markets in which the business of the Company operates, (ii) the announcement or disclosure of the Transactions, (iii) general economic, regulatory or political conditions or changes, (iv) changes in or the condition of financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (v) military action or any act of terrorism, (vi) changes in Law or GAAP, (vii) compliance with the terms of this Agreement or with any request of the Buyer, (viii) any “Act of God”, including, but not limited to, any hurricane, fire, earthquake or other natural disaster, and (ix) the failure of the Company to meet or achieve the results set forth in any projection, estimate, forecast or plan; provided, further that the events, occurrences, changes and facts described in any of the foregoing clauses (i), (iii), (iv) and (vi) may be considered in determining whether a “Material Adverse Effect” has occurred to the extent that any such event, occurrence, change or fact disproportionately affects the Company relative to other participants in the industries in which the Company conducts business.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Net Decrease” means the amount, if any, by which (i) the sum of (1) the Working Capital Surplus, if any, (2) the Closing Cash Surplus, if any, and (3) the Indebtedness Deficit (expressed as a negative number) is less than (ii) the sum of (1) the Working Capital Deficit, if any, (2) the Closing Cash Deficit and (3) the Indebtedness Surplus (expressed as a positive number).

“Net Increase” means the amount, if any, by which (i) the sum of (1) the Working Capital Surplus, if any, (2) the Closing Cash Surplus, if any, and (3) the Indebtedness Surplus is greater than (ii) the sum of (1) the Working Capital Deficit, if any, (2) the Closing Cash Deficit and (3) the Indebtedness Deficit.

“Open Source Materials” means all software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Organizational Documents” means (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation, (ii) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement or operating agreement of such limited liability company, (iii) in the case of any Person organized as a limited partnership, the certificate of limited partnership and limited partnership agreement of such limited partnership, (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships and (v) any amendment to any of the foregoing.

“Permit” means any permit, license, certification, approval, clearance or authorization of, or registration with, any Governmental Authority.

“Permitted Liens” means (i) any restriction on transfer arising under any applicable securities Laws, (ii) Liens in respect of Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company, (iii) liens of landlords and mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business and for amounts which are not delinquent or are being contested in good faith by appropriate proceedings by the Company, (iv) zoning, entitlement, building, environmental and other land use regulations imposed by Governmental Authorities having jurisdiction over any of the Leased Real Property which are not violated by the current use and operation of the Leased Real Property and (v) covenants, conditions, restrictions, easements and other similar matters of record or otherwise disclosed on title surveys affecting any of the real property subject to the Real Property Leases which do not materially impair the occupancy or use thereof for the purposes for which it is currently used or proposed to be used by the Company in connection with its businesses.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

“Pre-Closing Tax Period” means any taxable period of the Company that ends on or before the Closing Date.

“Privacy Laws” means Laws governing (i) the privacy, security or confidentiality of “personal information” (as that term, or any similarly constructed term, is defined by applicable state and federal Laws) and (ii) medical records and/or other records generated in the course or providing services to healthcare providers (to the extent not preempted by HIPAA).

“Purchase Price” means an amount equal to the sum of (i) the Closing Purchase Price, plus (ii) any payments required to be made by the Buyer to the Seller pursuant to Section 1.04(d) minus (iii) any payments required to be made by the Seller to the Buyer pursuant to Section 1.04(d).

“Straddle Period” means any taxable period of the Company that includes, but does not end on, the Closing Date.

“Subsidiary or Subsidiaries” means, with respect to any Person of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such entity (other than a corporation) is such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such entity (other than a corporation).

“Target Working Capital” means $0.

“Tax” or “Taxes” means any income, capital gains, gross income, gross receipts, license, stamp, environmental (including taxes under Section 59A of the Code) custom duties, capital stock, franchise, unemployment, disability, escheat, sales, use, transfer, ad valorem, profits, capital, withholding, payroll, estimated, employment, excise, severance, occupation, premium, real or personal property, social security, alternative or add-on, value added, registration, windfall profits or other tax imposed by any Governmental Authority, or any interest or penalties imposed by any taxing authority with respect thereto whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” or “Tax Returns” means any return, declaration, report, claim for refund, information return or statement (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority in connection with any Tax.

“Transaction Deductions” means, without duplication, any deduction permitted for income Tax purposes attributable to (i) Company Transaction Expenses and (ii) the payment of any Indebtedness (including deductions attributable to capitalized fees, interest and original issue discount) on or around the Closing Date.

“Transaction Documents” means, collectively, this Agreement, the Transition Services Agreement and the other agreements, certificates, and documents contemplated hereby.

“Transactions” means the transactions contemplated by this Agreement or the agreements contemplated hereby.

“Working Capital” means the (i) the sum of the current assets of the Company and non-current unbilled revenue and non-current deferred implementation costs of the Company minus (ii) the sum of current liabilities of the Company and non-current deferred revenue of the Company, in each case determined as of 12:01 a.m. Chicago time on the Closing Date in accordance with the accounting methods, policies, practices and procedures, including classification and estimation methodology, used by the Company in the preparation of the

Interim Financial Statements and consistent with the “Example Working Capital Statement” illustrative example as set forth on Exhibit B; provided that, notwithstanding anything in this Agreement, for purposes of calculating “Working Capital” in no event shall the determination of “Working Capital” include (a) any Company Transaction Expenses, (b) any Indebtedness, (c) any Closing Cash, (d) any Tax assets or Tax receivables, (e) any income Tax liabilities or (f) any intercompany accounts between the Seller and any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand.

“Working Capital Deficit” means the amount, if any, by which Final Closing Working Capital is less than Estimated Closing Working Capital.

“Working Capital Surplus” means the amount, if any, by which Final Closing Working Capital is greater than Estimated Closing Working Capital.

Section 9.02 Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding section of this Agreement:

Term	Section No.
Accounting Arbitrator	1.04(c)(iii)
Acquired Business	4.07
Acquisition Proposal	5.03
ADR	Exhibit A
Agreement	Preamble
Annual Financial Statements	2.06(a)
Buyer	Preamble
Buyer 401k Plan	4.03(c)
Buyer Indemnified Parties	8.02
Buyer Prepared Returns	4.04(a)(i)
Cap	8.06(a)
Closing	1.01
Closing Conditions	1.01
Closing Date	1.01
Closing Schedule	1.04(b)
COBRA	2.14(b)(vi)
Common Stock	Recitals
Company	Recitals
Company In-Licenses	2.12(c)
Company Intellectual Property	2.12(b)
Company License	3.21
Company Out Licenses	2.12(d)
Company Owned Intellectual Property	2.12(b)
Company Registered Intellectual Property	2.12(a)
Confidential Information	4.05
Confidentiality Agreement	5.02(b)
Corporate Person	10.17
Covered Area	4.07

Covered Business	4.07
Covered Parties	4.02(a)
Covered Tax Contest	4.04(e)(i)
CPR	Exhibit A
Deductible	8.06(a)
Dispute Notice	1.04(c)(i)
ERISA	2.14(b)
Estimated Closing Cash	1.04(a)
Estimated Closing Indebtedness	1.04(a)
Estimated Closing Working Capital	1.04(a)
FDA	2.15(b)
Final Closing Cash	1.04(c)(iii)
Final Closing Working Capital	1.04(c)(iii)
Final Indebtedness	1.04(c)(iii)
Financial Statements	2.06(a)
Fundamental Representations	8.01
HIPAA	2.25
Indemnitee	8.05
Indemnification Event	4.02(a)
Indemnification Notice	8.05
Indemnitor	8.05
Interim Financial Statements	2.06(a)
Interim Period	5.01
Key Employees	4.03(a)
Latest Balance Sheet	2.06(a)
Leased Real Property	2.09(a)
Losses	8.02
Material Contracts	2.11(a)
Material Software	2.12(b)
Mini-Basket	8.06(a)
Outside Date	7.01(b)
Parties	Preamble
Party	Preamble
Privacy Laws	2.25
Purchased Shares	Recitals
Real Property Leases	2.09(a)
Relevant Employees	2.14(a)
Restraint	6.03(a)
Restriction Period	4.07
Seller	Preamble
Seller 401k Plan	4.03(c)
Seller Indemnified Parties	8.03
Seller Prepared Returns	4.04(a)(ii)
Survival Period	8.01
Tax Contest	4.04(e)(i)

Tax Representations	8.01
Third Party Claim	8.05
Top Customers	2.21
Top Suppliers	2.21
Transfer Taxes	4.04(d)
Transition Services Agreement	6.01(j)
WARN Act	2.17(g)

ARTICLE X

MISCELLANEOUS

Section 10.01 Press Releases and Communications. Neither the Seller nor the Buyer will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions, except that the Seller, on the one hand, and the Buyer, on the other hand, may issue a joint press release if mutually agreed; provided, however, that nothing herein shall prohibit any Party from issuing or causing publication of any such press release or public announcement to the extent that such Party determines such action to be required by Law, in which case the Party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of its issuance. To the extent feasible, all press releases or other announcements or notices regarding the Transactions shall be made jointly by the Parties. Nothing in this Section 10.01 shall limit the Seller from making (a) any announcements, statements or acknowledgements that the Seller is required by applicable Laws or the requirements of any national securities exchange to make, issue or release or (b) any disclosures that it deems necessary or advisable to be made in filings with the Securities and Exchange Commission.

Section 10.02 Expenses. Except as otherwise set forth in this Agreement, each of the Parties shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the Transactions, including any such costs and expenses incurred by any Party in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the Transactions are consummated; provided that, if the Closing occurs, the Seller shall be responsible for any Company Transaction Expenses that are not otherwise paid by or on behalf of the Company at or prior to the Closing.

Section 10.03 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail to the address set out below for such recipient if the sender on the same day sends a confirming copy of such notice, demand or other communication by a recognized overnight delivery service (charges prepaid), or (c) one (1) Business Day after deposit with a reputable overnight courier service (charges prepaid). Notices, demands and communications to the Seller and the Buyer shall, unless another address is specified in writing, be sent to the addresses indicated below:

Notices to the Buyer:

Premier Healthcare Solutions, Inc.

13034 Ballantyne Corporate Place

Charlotte, NC 28277

Attention: Legal Department

with a copy (which shall not constitute notice or service of process) to:

McDermott Will & Emery LLP

2049 Century Park East, Suite 3800

Los Angeles, CA 90067

Attention: David L. Klatsky, Esq.

E-mail: dklatsky@mwe.com

Notices to the Seller:

Hospira, Inc.

275 North Field Drive

Lake Forest, Illinois 60045

Attention: Marc J. Yoskowitz, Corporate Vice President, Strategy and Corporate Development

E-mail: marc.yoskowitz@hospira.com

with a copy (which shall not constitute notice or service of process) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60661

Attention: Mark Wood, Esq.

E-mail: mark.wood@kattenlaw.com

Any Party may change the address to which notices, requests, demands, claims and other communications required or permitted hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

Section 10.04 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of such Party’s rights or obligations under this Agreement without the written consent of the Seller and the Buyer; provided, however, that (a) nothing in this Agreement shall or is intended to limit the ability of the Buyer or, after Closing, the Company or any of its Affiliates to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of the Seller to lenders to the Buyer or the Company as security for borrowings, at any time whether prior to or following the Closing Date, (b) this Agreement may be assigned by the Buyer to any of its Affiliates prior to the Closing, and (c) this Agreement may be assigned following the Closing by the Buyer or any of its successors or permitted assigns to any of its Affiliates or to any Person acquiring a majority of the assets, business or securities of the Buyer or the Company, whether by merger, consolidation, sale of assets or securities, or otherwise, so long as such successor expressly assumes all of the Buyer’s obligations under this Agreement; provided, however, that no assignment or delegation permitted by this Section 10.04 shall relieve any assignor or delegor from its obligations hereunder.

Section 10.05 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the Parties or their respective successors and permitted assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than sections which are specifically for the benefit of Buyer Indemnified Parties, the Seller Indemnified Parties and Covered Persons.

Section 10.06 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 10.07 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference. Unless the context otherwise requires, any reference to a “Section,” “Exhibit” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than limitation.

Section 10.08 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 10.09 Amendment and Waiver. Except as otherwise provided herein, any provision of this Agreement may be amended or waived only in a writing signed by the Buyer and the Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

Section 10.10 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement and the Schedules) contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way.

Section 10.11 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic transmission (including by electronic mail in portable document format (.pdf)) shall be as effective as delivery of a manually executed counterpart hereof and shall be considered to have the same binding legal effect as if it were the original signed version hereof delivered in person. At the request of any Party, the other Party shall re-execute original forms hereof and deliver them to such Party, except that the failure of any Party to comply with such a request shall not render this Agreement invalid or unenforceable. No Party shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the formation or enforceability of a contract and each such Party forever waives any such defense.

Section 10.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13 Schedules. The disclosures in the Schedules concerning the Company are to be taken as relating to the representations and warranties of the Seller, notwithstanding the fact that the Schedules arranged by sections corresponding to the sections in this Agreement or that a particular section of this Agreement makes reference to a specific section of the Schedules and notwithstanding that a particular representation and warranty may not make a reference to the Schedules. The inclusion of information in the Schedules shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to the Seller. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement or otherwise. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of setting forth or the inclusion of any such items or matters in any dispute or controversy involving any of the Parties as to whether any obligation, item or matter not described herein or included in the Schedules is or is not in the ordinary course of business for purposes of this Agreement.

Section 10.14 Specific Performance. The Parties agree that the Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of the Seller hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. Furthermore, the Buyer agrees that the Seller shall have the right, in addition to any other rights and remedies existing in its favor, to enforce their rights and the obligations of the Buyer hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

Section 10.15 Governing Law; Jurisdiction.

(a) All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware.

(b) Except as set forth in Section 10.16 and as otherwise expressly provided in this Agreement, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the State and Federal courts located in the State of Delaware, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 8.03 shall be deemed effective service of process on such Party.

(c) The Parties acknowledge and agree that this Section 10.15 shall not apply to any dispute to be resolved by the Accounting Arbitrator pursuant to Section 1.04(c)(iii).

Section 10.16 Dispute Resolution. The Parties recognize that bona fide disputes may arise which relate to the Parties’ rights and obligations under this Agreement. The Parties agree that any such dispute shall be resolved by Alternative Dispute Resolution in accordance with the procedures set forth on Exhibit A. The Parties acknowledge and agree that this Section 10.16 shall not apply to any dispute to be resolved by the Accounting Arbitrator pursuant to Section 1.04(c)(iii).

Section 10.17 Acknowledgment. The Parties acknowledge and agree that, for each Party that is not a natural Person (each such Person, a “Corporate Person”), none of such Corporate Person’s parents, subsidiaries, affiliates, investors, officers, directors, shareholders, members, employees, agents, representatives, equity or debt holders, or any of their respective parents, subsidiaries, affiliates, investors, officers, directors, members, shareholders, employees, agents, representatives, equity or debt holders, shall have any obligation or liability for any amounts due or that may become due, for any reason, under or in any way related to this Agreement, including any amounts payable pursuant to Article VIII. This Section 10.17 is intended to and shall preclude any Party from alleging or pursuing any claim that depends on or is based in the doctrine of “alter ego,” “piercing the corporate veil” or any other argument or law seeking to hold any Person other than the Corporate Persons that are the signatories to this Agreement responsible for any obligation that may arise as a result of this Agreement, or the termination of this Agreement.

Section 10.18 Executed Under Seal. The Parties hereby acknowledge and agree that, to the fullest extent permitted by Law, they intend that this Agreement be, and that it will be treated and construed as, a contract under seal under Delaware law with all of the consequences of such a contract under Delaware law. Notwithstanding the foregoing, in no event shall the execution of this contract under seal be deemed to extend the survival periods described in Section 8.01.

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IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement under seal as of the date first above written.

SELLER:

HOSPIRA, INC. (SEAL)

By:	/s/ Richard Davies
Name:	Richard Davies
Title:	Senior Vice President and Chief Commercial Officer

BUYER:

PREMIER HEALTHCARE SOLUTIONS, INC. (SEAL)

By:	/s/ Craig S. McKasson
Name:	Craig S. McKasson
Title:	Chief Financial Officer

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

The Parties recognize that bona fide disputes as to certain matters may arise from time to time during the Term which relate to either Party’s rights and/or obligations. To have such a dispute resolved by this Alternative Dispute Resolution (“ADR”) provision, a Party first must comply with Section 10.16 of the Agreement to which this is an exhibit. If the matter has not been resolved in accordance with such Section 10.16, either Party may initiate an ADR proceeding as provided herein. The Parties shall have the right to be represented by counsel in such a proceeding.

1. To begin an ADR proceeding, a Party shall provide written notice to the other Party of the issues to be resolved by ADR. Within fourteen (14) days after its receipt of such notice, the other Party may, by written notice to the Party initiating the ADR, add additional issues to be resolved within the same ADR.

2. Within twenty-one (21) days following receipt of the original ADR notice, the Parties shall select a mutually acceptable neutral to preside in the resolution of any disputes in this ADR proceeding. If the Parties are unable to agree on a mutually acceptable neutral within such period, either Party may request the President of the CPR Institute for Dispute Resolution (“CPR”), 366 Madison Avenue, 14th Floor, New York, New York 10017, to select a neutral pursuant to the following procedures:

(a) The CPR shall submit to the Parties a list of not less than five (5) candidates within fourteen (14) days after receipt of the request, along with Curriculum Vitae for each candidate. No candidate shall be an employee, director, or shareholder of either Party or any of their subsidiaries or Affiliates. Each candidate submitted by the CPR shall (i) be an attorney licensed to practice law for at least twenty (20) years in the United States and (ii) have legal or business experience in the pharmaceutical industry.

(b) Such list shall include a statement of disclosure by each candidate of any circumstances likely to affect his or her impartiality.

(c) Each Party shall number the candidates in order of preference (with the number one (1) signifying the greatest preference) and shall deliver the list to the CPR within seven (7) days following receipt of the list of candidates. If a Party believes a conflict of interest exists regarding any of the candidates, that Party shall provide a written explanation of the conflict to the CPR along with its list showing its order of preference for the candidates. Any Party failing to return a list of preferences on time shall be deemed to have no order of preference.

(d) If the Parties collectively have identified fewer than three (3) candidates deemed to have conflicts, the CPR immediately shall designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference. If a tie should result between two candidates, the CPR may designate either candidate. If the Parties collectively have identified three (3) or more candidates deemed to have conflicts, the CPR shall review the explanations regarding conflicts and, in its sole discretion, may either (i) immediately designate as the neutral the candidate for whom the Parties collectively have indicated the greatest preference, or (ii) issue a new list of not less than five (5) candidates, in which case the procedures set forth in subparagraphs 2(a)–2(d) shall be repeated.

3. No earlier than forty-five (45) days or later than ninety (90) days after selection, the neutral shall hold a hearing to resolve each of the issues identified by the Parties. The ADR proceeding shall take place at a location agreed upon by the Parties. If the Parties cannot agree, the neutral shall designate one of the following four cities or its immediate environs: New York, New York; Atlanta, Georgia; Washington, D.C.; or Wilmington, Delaware.

4. At least fourteen (14) days prior to the hearing, each Party shall submit the following to the other Party and the neutral:

(a) a copy of all exhibits on which such Party intends to rely in any oral or written presentation to the neutral;

(b) a list of any witnesses such Party intends to call at the hearing, and a short summary of the anticipated testimony of each witness;

(c) a proposed ruling on each issue to be resolved, together with a request for a specific damage award or other remedy for each issue. The proposed rulings and remedies shall not contain any recitation of the facts or any legal arguments and shall not exceed one (1) page per issue.

(d) a brief in support of such Party’s proposed rulings and remedies, provided that the brief shall not exceed thirty (30) double-spaced pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

Except as expressly set forth in subparagraphs 4(a)–4(d) and except in the case of fraud or intentional misrepresentation, no discovery shall be required or permitted by any means, including depositions, interrogatories, requests for admissions, or production of documents.

5. The hearing shall be conducted on consecutive days and shall be governed by the following rules:

(a) Each Party shall be entitled to ten (10) hours of hearing time to present its case. The neutral shall determine whether each Party has had the ten (10) hours to which it is entitled.

(b) Each Party shall be entitled, but not required, to make an opening statement, to present regular and rebuttal testimony, documents or other evidence, to cross-examine witnesses, and to make a closing argument. Cross-examination of witnesses shall occur immediately after their direct testimony. Opening statements, closing statements, rebuttal testimony and cross-examination time shall be charged against the Party conducting same.

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(c) The Party initiating the ADR shall begin the hearing and, if it chooses to make an opening statement, shall address not only issues it raised but also any issues raised by the responding Party. The responding Party, if it chooses to make an opening statement, also shall address all issues raised in the ADR. Thereafter, the presentation of regular and rebuttal testimony and documents, other evidence, and closing arguments shall proceed in the same sequence.

(d) Except when testifying, witnesses shall be excluded from the hearing until closing arguments.

(e) Settlement negotiations, including any statements made therein, shall not be admissible under any circumstances. Affidavits prepared for purposes of the ADR hearing also shall not be admissible. Live videoconference or telephonic testimony will be permitted at the discretion of the neutral. The neutral shall have sole discretion with regards to the exercise of its subpoena powers to compel the attendance of witnesses and the production of documents from Third Parties. As to all other matters, the neutral shall have sole discretion regarding the admissibility of any evidence.

6. Within ten (10) days following completion of the hearing, each Party may submit to the other Party and the neutral a post-hearing brief in support of its proposed rulings and remedies, provided that such brief shall not contain or discuss any new evidence and shall not exceed thirty (30) pages. This page limitation shall apply regardless of the number of issues raised in the ADR proceeding.

7. The neutral shall rule on each disputed issue within twenty-one (21) days following completion of the hearing. Such ruling shall adopt in its entirety the proposed ruling and remedy of one of the Parties on each disputed issue but may adopt one Party’s proposed rulings and remedies on some issues and the other Party’s proposed rulings and remedies on other issues. The neutral shall not issue any written opinion or otherwise explain the basis of the ruling.

8. The neutral shall be paid a reasonable fee plus expenses. These fees and expenses, along with the reasonable legal fees and expenses of the prevailing Party (including all expert witness fees and expenses), the fees and expenses of a court reporter, and any expenses for a hearing room, shall be paid as follows:

(a) If the neutral rules in favor of one Party on all disputed issues in the ADR, the losing Party shall pay one hundred percent (100%) of such fees and expenses.

(b) If the neutral rules in favor of one Party on some issues and the other Party on other issues, the neutral shall issue with the rulings a written determination as to how such fees and expenses shall be allocated between the Parties. The neutral shall allocate fees and expenses in a way that bears a reasonable relationship to the outcome of the ADR, with the Party prevailing on more issues, or on issues of greater value or gravity, recovering a relatively larger share of its legal fees and expenses.

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9. The rulings of the neutral and the allocation of fees and expenses shall be binding, non-reviewable, and non-appealable to the extent allowed by law, and may be entered as a final judgment in any court having jurisdiction.

10. Except as provided in paragraph 9 or as required by applicable Law, the existence of the dispute, any settlement negotiations, the ADR hearing, any submissions (including exhibits, testimony, proposed rulings, and briefs), and the rulings shall be confidential. The neutral shall have the authority to impose sanctions for unauthorized disclosure of confidential information.

11. The neutral may not award punitive damages. The Parties hereby waive the right to the award of punitive damages.

12. The hearings shall be conducted in the English language.

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EXHIBIT B

Example Working Capital Statement

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EXHIBIT C

Assignment of Employee Agreements

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EXHIBIT D

Quitclaim Deed (Assignment of Intellectual Property)

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EXHIBIT E

Transition Services